File Nos. 33-61679
                                                                    811-8698
                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                                   FORM N-4

REGISTRATION  STATEMENT UNDER THE SECURITIES ACT OF 1933                  [ ]
     Pre-Effective Amendment No.    1                                     [X]
     Post-Effective Amendment No. ____                                    [ ]
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT
OF  1940                                                                  [ ]
       Amendment No. 6                                                    [X]
                       (Check appropriate box or boxes)

      C.M. Multi-Account A
      ____________________
      (Exact Name of Registrant)

      C.M. LIFE INSURANCE COMPANY
      ___________________________
      (Name of Depositor)

      140 Garden Street, Hartford, Connecticut                       06154
      ________________________________________                     __________
      (Address of Depositor's Principal Executive Offices)         (Zip Code)

Depositor's Telephone Number, including Area Code (203) 987-6500
                                                  ______________

      Name and Address of Agent for Service
      _____________________________________
           Katherine McG. Sullivan
           Senior Vice President and General Counsel
           C.M. Life Insurance Company
           140 Garden Street
           Hartford, Connecticut  06154

      Copies to:
                                   and     Michael Chong, Assistant General
      Judith A. Hasenauer                    Counsel
      Blazzard, Grodd & Hasenauer, P.C.    C.M. Life Insurance Company
      P.O. Box 5108                        140 Garden Street
      Westport, Connecticut  06881         Hartford, Connecticut 06154
      (203) 226-7866                       (203) 987-8211


Approximate Date of Proposed Public Offering:
As soon as practicable after the effective date of this Filing.

Calculation of Registration Fee under the Securities Act of 1933:
     $500 - Registrant is registering an indefinite number of securities under the Securities Act of 1933 pursuant to Investment Company Act Rule 24f-2.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                             CROSS REFERENCE SHEET
                            (required by Rule 495)
Item No.                                                        Location
--------                                                 ----------------------
                                PART A

Item 1.   Cover Page...................................  Cover Page

Item 2.   Definitions..................................  Definitions

Item 3.   Synopsis.....................................  Highlights

Item 4.   Condensed Financial Information..............  Not Applicable

Item 5.   General Description of Registrant,
          Depositor, and Portfolio Companies...........  The Company; The
                                                         Separate Account;
                                                         Insurance Investment
                                                         Products Trust

Item 6.   Deductions and Expenses......................  Charges and
                                                         Deductions

Item 7.   General Description of Variable
          Annuity Contracts............................  The Contracts

Item 8.   Annuity Period...............................  Annuity Provisions

Item 9.   Death Benefit................................  Proceeds Payable on
                                                         Death

Item 10.  Purchases and Contract Value.................  Purchase Payments
                                                         and Contract Value

Item 11.  Redemptions..................................  Withdrawals

Item 12.  Taxes........................................  Tax Status

Item 13.  Legal Proceedings............................  Legal Proceedings

Item 14.  Table of Contents of the Statement
          of Additional Information....................  Table of Contents of
                                                         the Statement of
                                                         Additional Information

                         CROSS REFERENCE SHEET CONT'D
                            (required by Rule 495)

                                  PART B

Item 15.  Cover Page....................................  Cover Page

Item 16.  Table of Contents.............................  Table of Contents

Item 17.  General Information and History...............  The Company

Item 18.  Services......................................  Not Applicable

Item 19.  Purchase of Securities Being Offered..........  Not Applicable

Item 20.  Underwriters..................................  Distributor

Item 21.  Calculation of Performance Data...............  Performance
                                                          Information

Item 22.  Annuity Payments..............................  Annuity Provisions

Item 23.  Financial Statements..........................  Financial Statements

                                  PART C


Information required to be included in Part C is set forth under the appropriate Item so numbered in Part C to this Registration Statement.

                                    PART A

INDIVIDUAL DEFERRED VARIABLE ANNUITY CONTRACTS
WITH FLEXIBLE PURCHASE PAYMENTS
ISSUED BY
C.M. MULTI-ACCOUNT A
AND
C.M. LIFE INSURANCE COMPANY
140 GARDEN STREET, HARTFORD, CONNECTICUT 06154, (203) 987-6500

ANNUITY SERVICE CENTER
P.O. BOX 419204, KANSAS CITY, MO 64141, (800)569-5676
OR
301 WEST 11TH STREET, FOURTH FLOOR, KANSAS CITY, MO 64105

The Individual Deferred Variable Annuity Contracts with Flexible Purchase Payments (the "Contracts") described in this Prospectus provide for accumulation of Contract Values and payment of annuity payments on a fixed and variable basis. The Contracts are designed for use by individuals in retirement plans on a Qualified or Non-Qualified basis. The minimum initial Purchase Payment is $5,000 for Non-Qualified Contracts and $2,000 for Qualified Contracts. (See Definitions on Page __.)

Purchase Payments for the Contracts will be allocated as specified by the Contract Holder, to the Fixed Account and/or a segregated investment account of C.M. Life Insurance Company (the "Company"). Under certain circumstances, however, Purchase Payments may initially be allocated to the Money Market Sub-Account of the Separate Account during the Right to Examine Contract Period. (See "Highlights" on Page __.) The Company has established a Guaranteed Minimum Rate of interest to be credited to amounts allocated to the
Fixed  Account.    The  segregated investment account has been designated C.M.
Multi-Account A (the "Separate Account"). The Separate Account invests in shares of Connecticut Mutual Financial Services Series Fund I, Inc. (CMFS Series Fund I) (see "Connecticut Mutual Financial Services Series Fund I, Inc." on Page __) and Oppenheimer Variable Account Funds ("Oppenheimer
Funds").   CMFS Series Fund I is a series fund with six (6) of its
Portfolios currently available: Income Portfolio, LifeSpan Diversified Income Portfolio, Total Return Portfolio, LifeSpan Balanced Portfolio, LifeSpan Capital Appreciation Portfolio, Growth Portfolio, and International Equities Portfolio. Oppenheimer Funds is a series fund with two (2) of its Funds currently available: Oppenheimer Money Fund and Oppenheimer Bond Fund.
(See "Eligible Investments" on Page    .)

This Prospectus and the Statement of Additional Information generally describe only the Contract and the Separate Account, except when the Fixed Account is specifically mentioned.

This Prospectus concisely sets forth the information a prospective investor should know before investing. Additional information about the Contracts is contained in the Statement of Additional Information which is available at no
charge.   The  Statement  of  Additional  Information has been filed with the
Securities and Exchange Commission and is incorporated herein by reference. The Table of Contents of the Statement of Additional Information can be found on Page __ of this Prospectus. For the Statement of Additional Information, call (800) 439-7744 or write to: Connecticut Mutual Financial Services, LLC,

140 Garden Street, Hartford, Connecticut 06154 or call toll free at (800) 569-6576.

ANY INQUIRIES CAN BE MADE BY TELEPHONE OR IN WRITING TO C.M. LIFE INSURANCE COMPANY AT ITS ANNUITY SERVICE CENTER.

This  Prospectus  and  the Statement of Additional Information are dated ____,
1995.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE  CONTRACTS  ARE  NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED
BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY. INVESTMENT IN THE CONTRACTS IS SUBJECT TO RISK THAT MAY CAUSE THE VALUE OF THE CONTRACT OWNER'S INVESTMENT TO FLUCTUATE, AND WHEN THE CONTRACTS ARE SURRENDERED, THE VALUE MAY BE HIGHER OR LOWER THAN THE PURCHASE PAYMENT.

This Prospectus should be kept for future reference.

                              TABLE OF CONTENTS

                                                                Page
                                                                ----
DEFINITIONS
HIGHLIGHTS
FEE TABLE
THE COMPANY
THE SEPARATE ACCOUNT
   ELIGIBLE INVESTMENTS
     Oppenheimer Variable Account Funds
     Connecticut Mutual Financial Services Series Fund I, Inc.
     Voting Rights
     Substitution of Securities
THE FIXED ACCOUNT
CHARGES AND DEDUCTIONS
     Deduction for Mortality and Expense Risk Charge
     Deduction for Administrative Charge
     Deduction for Annual Contract Maintenance Charge
     Deduction for Premium and Other Taxes
     Deduction for Trust Expenses
     Deduction for Transfer Fee
     Deduction for Contingent Deferred Sales Charge
     Free Withdrawal Amount
     Additional Free Withdrawal Amount
THE CONTRACTS
     Contract Owner
     Joint Contract Owners
     Annuitant
     Assignment
PURCHASE PAYMENTS AND CONTRACT VALUE
     Purchase Payments
     Allocation of Purchase Payments
     Contract Value
     Accumulation Units
     Accumulation Unit Value
TRANSFERS
     Transfers During the Accumulation Period
     Transfers During the Annuity Period
     Dollar Cost Averaging
     Rebalancing Program
WITHDRAWALS
     Systematic Withdrawals
     Suspension or Deferral of Payments
     Terminal Illness Benefit





PROCEEDS PAYABLE ON DEATH
     Death of Contract Owner During the Accumulation Period
     Death Benefit Amount During the Accumulation Period
     Death Benefit Options During the Accumulation Period
     Death of Contract Owner During the Annuity Period
     Death of Annuitant
     Payment of Death Benefit
     Beneficiary
     Change of Beneficiary
ANNUITY PROVISIONS
     Annuity Guidelines
     Annuity Payments
     Fixed Annuity
     Variable Annuity
     Annuity Units and Payments
     Annuity Unit Value
     Annuity Options
DISTRIBUTION
PERFORMANCE INFORMATION
     Money Market Sub-Account
     Other Sub-Accounts
TAX STATUS
     General
     Diversification
     Multiple Contracts
     Tax Treatment of Assignments
     Income Tax Withholding
     Tax Treatment of Withdrawals - Non-Qualified Contracts
     Qualified Plans
     H.R. 10 Plans
     Individual Retirement Annuities
     Corporate Pension and Profit-Sharing Plans
     Section 457 Deferred Compensation (Section 457") Plans
     Tax Treatment of Withdrawals - Qualified Contracts
     Contracts Owned by Other Than Natural Persons
FINANCIAL STATEMENTS
LEGAL PROCEEDINGS
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

                                 DEFINITIONS

ACCUMULATION PERIOD: The period prior to the commencement of Annuity Payments during which Purchase Payments may be made.

ACCUMULATION UNIT: A unit of measure used to determine the value of the Contract Owner's interest in a Sub-Account of the Separate Account during the Accumulation Period.

AGE:    The age of any Contract Owner or Annuitant on his/her birthday nearest the date for which age is being determined. For purposes of contract issuance, age shall be considered that which was achieved on the Contract Owner's or Annuitant's last birthday.

ANNUITANT: The primary person upon whose life Annuity Payments are to be made. For purposes of applicable Contract provisions, on or after the Annuity Date, reference to the Annuitant also includes any joint Annuitant.

ANNUITY DATE:  The date on which Annuity Payments begin.

ANNUITY PAYMENTS:  The series of payments that will begin on the Annuity Date.

ANNUITY OPTIONS:  Options available for Annuity Payments.

ANNUITY PERIOD: The period which begins on the Annuity Date and ends with the last Annuity Payment.

ANNUITY  RESERVE:    The assets which support a variable Annuity Option during
the Annuity Period.

ANNUITY SERVICE CENTER: The office indicated on the Cover Page of this Prospectus to which notices, requests and Purchase Payments must be sent. All sums payable by the Company under a Contract are payable only at the Annuity Service Center.

ANNUITY UNIT: A unit of measure used to determine the amount of each Variable Annuity Payment after the Annuity Date.

BENEFICIARY:    The  person(s)  or entity(ies) designated to receive the death benefit provided by the Contract.

CONTRACT ANNIVERSARY:  An anniversary of the Issue Date of the Contract.

CONTRACT OWNER: The person(s) or entity(ies) entitled to the ownership rights stated in the Contract.

CONTRACT VALUE: The sum of the Contract Owner's interest in the Fixed Account and/or the Sub-Accounts of the Separate Account during the Accumulation Period.

CONTRACT  YEAR:   The first Contract Year is the annual period which begins on the Issue Date. Subsequent Contract Years begin on each anniversary of the Issue Date.

ELIGIBLE INVESTMENT:   An investment entity into which assets of the  Separate
Account will be invested.

FIXED  ACCOUNT:   An investment option within the General Account which may be selected during the Accumulation Period.

FIXED ANNUITY: A series of payments made during the Annuity Period which are guaranteed as to dollar amount by the Company.

GENERAL ACCOUNT: The Company's general investment account which contains all the assets of the Company with the exception of the Separate Account and other segregated asset accounts.

ISSUE DATE:  The date on which the Contract became effective.

NON-QUALIFIED CONTRACTS: Contracts issued under Non-Qualified Plans which do not receive favorable tax treatment under Sections 401, 408 or 457 of the Internal Revenue Code of 1986, as amended (the "Code").

PREMIUM  TAX:   A tax imposed by certain states and other jurisdictions when a
Purchase Payment is made, when Annuity Payments begin, or when a Contract is surrendered.

PURCHASE  PAYMENT:    During  the Accumulation Period, a payment made by or on
behalf of a Contract Owner with respect to the Contract.

QUALIFIED CONTRACTS: Contracts issued under Qualified Plans which receive favorable tax treatment under Sections 401, 408, or 457 of the Code.

SEPARATE ACCOUNT: The Company's Separate Account designated as C.M. Multi-Account A.

SUB-ACCOUNT: Separate Account assets are divided into Sub-Accounts. Assets of each Sub-Account will be invested in shares of an available Eligible Investment or a Portfolio or Fund of an Eligible Investment. Currently, the Eligible Investment available for the Contracts offered hereby are CMFS Series Fund I and Oppenheimer Funds.

VALUATION  DATE:    Each day on which the Company, the New York Stock Exchange
("NYSE") and the Fund are open for business. See the Prospectus for CMFS Series Fund I.

VALUATION  PERIOD:    The period of time beginning at the close of business of
the NYSE on each Valuation Date and ending at the close of business for the next succeeding Valuation Date.

VARIABLE ANNUITY: An annuity with payments which vary as to dollar amount in relation to the investment performance of specified Sub-Accounts of the Separate Account.

WRITTEN  REQUEST:    A request or notice in writing, in a form satisfactory to
the Company, which is received by the Annuity Service Center.

                                  HIGHLIGHTS

GENERAL

A Contract Owner may elect to have Purchase Payments allocated to a segregated investment account of C.M. Life Insurance Company (the "Company") which account has been designated C.M. Multi-Account A (the "Separate Account") or to the Fixed Account of the Company. The Company guarantees that it will credit a specified minimum interest rate on amounts allocated to the Fixed Account. Under certain circumstances, however, Purchase Payments may initially be allocated to the Money Market Sub-Account of the Separate Account (see below). The Separate Account invests in shares of certain Portfolios of CMFS Series Fund I and in shares of certain Funds of Oppenheimer Funds. (See "Eligible Investment" on Page .) Contract Owner(s) bear the investment risk for all amounts allocated to the Separate Account.

RIGHT TO EXAMINE CONTRACT

The Contract may be returned to the Company for any reason within ten (10) calendar days (or twenty (20) calendar days of the date of receipt with respect to the circumstances described in (c) below) after its receipt by the Contract Owner ("Right to Examine Contract"). It may be returned to the Company at its Annuity Service Center. When the Contract is received at the Annuity Service Center, it will be voided as if it had never been in force. Upon its return, the Company will refund the Contract Value next computed after receipt of the Contract by the Company at its Annuity Service Center except in the following circumstances in which the Company will refund the greater of Purchase Payments, less any withdrawals, or the Contract Value: (a) where the Contract is purchased pursuant to an Individual Retirement Annuity;
(b) in those states which require the Company to refund Purchase Payments, less withdrawals; or (c) in the case of Contracts (including Contracts purchased pursuant to an Individual Retirement Annuity) which are deemed by certain states to be replacing an existing annuity or insurance contract and which require the Company to refund Purchase Payments, less withdrawals.

With respect to the circumstances described in (a), (b) and (c) above, the Company will allocate initial Purchase Payments to the Money Market Sub-Account until the expiration of fifteen (15) days from the Issue Date (or twenty-five (25) days in the case of Contracts described under (c) above). Upon the expiration of such fifteen (15) day period (or twenty-five (25) day period respectively), the Sub-Account value of the Money Market Sub-Account will be allocated to the Separate Account and/or Fixed Account in accordance with any previous election made by the Contract Owner.

CHARGES AND DEDUCTIONS

         MORTALITY AND EXPENSE RISK CHARGE. Each Valuation Period, the Company deducts a Mortality and Expense Risk Charge which is equal, on an annual basis, to 1.25% of the average daily net asset value of the Separate Account. This charge compensates the Company for assuming the mortality and expense risks under the Contracts. (See "Charges and Deductions - Deduction for Mortality and Expense Risk Charge" on Page ___.)

     ADMINISTRATIVE CHARGE. Each Valuation Period, the Company deducts an Administrative Charge which is currently equal, on an annual basis, to .15% of the average daily net asset value of the Separate Account. This charge may be increased but it cannot exceed .25% of the average daily net asset value of the Separate Account. This charge compensates the Company for costs associated with the administration of the Contracts and the Separate Account. (See "Charges and Deductions - Deduction for Administrative Charge" on Page __.)

     WITHDRAWALS. During the Accumulation Period, the Contract Owner may, upon Written Request, make a total or partial withdrawal of Contract Value. Withdrawals may be subject to a Contingent Deferred Sales Charge. (See "Withdrawals" on Page __.)

       CONTINGENT DEFERRED SALES CHARGE. The Company does not deduct a sales charge when it receives a Purchase Payment. However, if any part of Contract Value is withdrawn, a Contingent Deferred Sales Charge may be assessed by the Company. Subject to the Free Withdrawal Amount described below, Contract withdrawals derived from a Purchase Payment deposited with the Company for a period of seven years or less will be subject to a Contingent Deferred Sale Charge ranging from 7% to 1%.

        FREE WITHDRAWAL AMOUNT. A Contract Owner may withdrawal amounts attributable to of positive investment results, if any, under the Contract without incurring a Contingent Deferred Sales Charge.

       ADDITIONAL FREE WITHDRAWAL AMOUNT. A Contract Owner may generally withdrawal an Additional Free Withdrawal Amount which is equal, under certain circumstances, to 10% of Purchase Payments of Contract Value during each Contract Year.

       ANNUAL CONTRACT MAINTENANCE CHARGE. Currently, there is an Annual Contract Maintenance Charge of $30 deducted on the last day of the Contract Year. This charge may be increased but it cannot exceed $60 per Contract Year. In the event of an increase, the Company will give Contract Owners 90 days prior notice of the increase. However, if the Contract Value on the last day of the Contract Year is at least $100,000, then no Annual Contract Maintenance Charge will be deducted. If a total withdrawal is made on other than the last day of the Contract Year and the Contract Value for the Valuation Period during which the total withdrawal is made is less than $100,000, the full Annual Contract Maintenance Charge will be deducted at the time of the total withdrawal. The Annual Contract Maintenance Charge will be deducted from the Sub-Accounts and the Fixed Account in the same proportion that the amount of the Contract Value in each Sub-Account and the Fixed Account bears to the total Contract Value. If the Annuity Date is not the last day of the Contract Year, then a pro-rata portion of the Annual Contract Maintenance Charge will be deducted on the Annuity Date. During the Annuity Period, the Annual Contract Maintenance Charge will be deducted pro-rata from Annuity Payments regardless of Contract size and will result in a reduction of each Annuity Payment.

      PREMIUM TAXES. Premium Taxes may be charged against Purchase Payments or Contract Values. (See "Charges and Deductions - Deduction for Premium and Other Taxes" on Page __.) The Company currently intends to advance any Premium Taxes that may be due at the time Purchase Payments are made and then deduct a charge for such Premium Taxes from a Contract Owner's Contract Value at the time Annuity Payments begin or upon a total withdrawal if the Company is unable to obtain a refund. Premium taxes generally range from 0% to 3.5%.

      TRANSFER FEE. Under certain circumstances, a Transfer Fee may be assessed during the Accumulation Period when a Contract Owner makes a transfer from the Fixed Account or any Sub-Account to another Sub-Account or the Fixed Account. In addition, a Transfer Fee may be assessed during the Annuity Period when a Contract Owner makes a transfer from one Sub-Account to another Sub-Account or from a Sub-Account to the General Account. The Transfer Fee is the lesser of $20 or 2% of the amount transferred. (See "Charges and Deductions - Deduction for Transfer Fee" on Page __.)

FEDERAL INCOME TAX PENALTY

There is a ten percent (10%) federal income tax penalty applied to the income portion of any distribution from Non-Qualified Contracts. However, the penalty is not imposed on amounts received: (a) after the taxpayer reaches age 59 1/2; (b) after the death of the Contract Owner; (c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer and his or her Beneficiary; (e) under an immediate annuity; or (f) which are allocable to purchase payments made prior to August 14, 1982. For federal income tax purposes, withdrawals are deemed to be on a last-in, first-out basis. Separate tax withdrawal penalties and restrictions apply to Qualified Contracts. (See "Tax Status - Tax Treatment of Withdrawals
- Qualified Contracts" on Page __.) For a further discussion of the taxation of the Contracts, see "Tax Status" on Page __.

See "Tax Status - Diversification" for a discussion of owner control of the underlying investments in a variable annuity contract.

THE CONTRACT

     TRANSFERS. Subject to certain conditions, Contract Owners may make unlimited transfers between Sub-Accounts and/or the Fixed Account during the Accumulation Period and 6 transfers per calendar year during the Annuity Period. A transfer from the Fixed Account is limited each Contract Year to the greater of thirty percent (30%) of the Contract Owner's Contract Value determined as of the last day of the previous Contract Year allocated to the Fixed Account or $30,000. In addition, a ninety (90) day restriction exists for certain types of transfers involving the Fixed Account or the Money Market Sub-Account. The Company reserves the right to further limit the number of transfers in the future. The Contract provides for twelve (12) free transfers per calendar year during the Accumulation Period and six (6) free transfers per calendar year during the Annuity Period. Transfers made in excess of the number of free transfers will result in the imposition of the Transfer fee. During the Annuity Period, the Contract Owner may, once each Contract Year, make a transfer from one or more Sub-Accounts to the General Account. However, transfers cannot be made from the General Account to the Separate Account during the Annuity Period. (See "Transfers" on Page __.)

      DEATH BENEFIT. Prior to the Contract Owner, or the oldest Joint Contract Owner, or the Annuitant, if the Owner is a non-natural person, attaining age 75, the death benefit during the Accumulation Period will be at least equal to the Purchase Payments, less any withdrawals including any applicable charges. (See "Proceeds Payable on Death" on Page __ for an additional discussion.)

     ANNUITY OPTIONS. There are six (6) Annuity Options available for the Contract Owner to choose from. The Contract Owner may elect to have the Contract Value applied to provide a Variable Annuity, a Fixed Annuity, or a combination Fixed and Variable Annuity. (See "Annuity Provisions" on Page __ for a further discussion.)

     MAXIMUM ISSUE AGES. The maximum issue age is 85. This restriction applies at the time of Contract issue and upon any change in Contract Owner or Annuitant during the Accumulation Period and applies to both the Contract Owner and the Annuitant. For Joint Owners all provisions which are based upon age, including the maximum issue age, are based on the age of the older of the Joint Owners. If the Contract is owned by a non-natural person, the Contract Owner shall mean Annuitant.

C.M. MULTI-ACCOUNT A FEE TABLE (see Note 1 Below)

CONTRACT OWNER TRANSACTION EXPENSES

Transfer Fee (see Note 3            No charge is imposed for the
below)                              first 12 transfers in a calendar
                                    year during the Accumulation
                                    Period; thereafter the fee is the
                                    lesser of $20 or 2% of the amount
                                    transferred.  Only 6 transfers in a
                                    calendar year are permitted during
                                    the Annuity Period and there is no fee
                                    for those 6 transfers.

Sales Load on Purchases             $0

Maximum Contingent Deferred Sales   7%
Charge
Computed on Amounts Withdrawn
(as a percentage of Contract
Owner's Purchase Payment.)
(see Note 2 below)

Annual Contract Maintenance         30 per Contract per Contract
Charge (see Note 4 below)           Year.

SEPARATE ACCOUNT ANNUAL EXPENSES
(as a percentage of average account value)

Mortality and Expense Risk Charge                          1.25%
Administrative Charge (See Note 5 below)                   0.15%
                                                           -----
Total Separate Account Annual Expenses                     1.40%


   ELIGIBLE INVESTMENT'S ANNUAL EXPENSES FOR 1995
(as a percentage of the average net assets of a Portfolio or Fund)

                                                                              Total Fund
                                       Management Fees   Other Expenses   Operating Expenses
                                       ----------------  ---------------  -------------------
Oppenheimer Money Fund                           0.XXX%           0.XXX%                0.XX%
Oppenheimer Bond Fund                            0.XXX%           0.XXX%                0.XX%
CMFS Series Fund I LifeSpan                      0.750%           0.XXX%                0.XX%
   Diversified Income Portfolio
CMFS Series Fund I Total Return                  0.533%           0.027%                0.56%
CMFS Series Fund I LifeSpan Balanced             0.850%           0.XXX%                X.XX%
   Portfolio
CMFS Series Fund I LifeSpan Capital              0.750%           0.XXX%                X.XX%
   Portfolio
CMFS Series Fund I Growth Portfolio              0.625%           0.045%                0.67%
CMFS Series Fund I International                 0.927%           0.353%                1.28%
   Equities Portfolio

          (See the Prospectuses for CMFS Series Fund I and Oppenheimer Funds for more information.)

                                   EXAMPLES

A Contract Owner would pay the following expenses on a $1,000 investment, assuming the entire Contract Value is allocated to the Separate Account, assuming a 5% annual return on assets, assuming that the same Portfolio and Fund expenses as shown above remain the same for the periods shown in the examples, and assuming the Contract is fully surrendered at the end of each time period.


                                                             Time    Periods
                                                            1 year   3 years
                                                            -------  --------
Oppenheimer Money Fund                                      $    __  $     __
Oppenheimer Bond Fund                                       $    __  $     __
CMFS Series Fund I LifeSpan Diversified Income Portfolio    $    __  $     __
CMFS Series Fund I Total Return Portfolio                   $    __  $     __
CMFS Series Fund I LifeSpan Balanced Portfolio              $    __  $     __
CMFS Series Fund I LifeSpan Capital Appreciation Portfolio  $    __  $     __
CMFS Series Fund I Growth Portfolio                         $    __  $     __
CMFS Series Fund I International Equities Portfolio         $    __  $     __

    Contract Owner would pay the following expenses assuming either 1) the Contract is not surrendered at the end of each time period, or 2) the Contract is annuitized at the end of each time period.


                                                           Time    Periods
                                                           1 year   3 years
                                                           -------  --------
Oppenheimer Money Fund                                     $    __  $     __
Oppenheimer Bond Fund                                      $    __  $     __
CMFS Series Fund I LifeSpan Diversified Income Portfolio   $    __  $     __
CMFS Series Fund I Total Return Portfolio                  $    __  $     __
CMFS Series Fund I LifeSpan Balanced Portfolio             $    __  $     __
CMFS Series Fund I LifeSpan Capital Appreciation Portfolio $    __  $     __
CMFS Series Fund I Growth Portfolio                        $    __  $     __
CMFS Series Fund I International Equities Portfolio        $    __  $     __

                       NOTES TO FEE TABLE AND EXAMPLES

      1. The purpose of the Fee Table is to assist Contract Owners in understanding the various costs and expenses that a Contract Owner will incur directly or indirectly. The Examples assume an average Contract Value of $35,000. The Fee Table reflects expenses of the Separate Account as well as the Portfolios of the CMFS Series Fund I and the Funds of the Oppenheimer
Funds.   For  additional  information, see "Charges and Deductions" in this
Prospectus and the Prospectuses for CMFS Series Fund I and the Oppenheimer
Funds.

      2. A portion of a Contract Owner's Contract Value may be withdrawn each Contract Year without the assessment of a Contingent Deferred Sales Charge (see "Free Withdrawal Amount" on Page __). After a Purchase Payment has been held by the Company for seven years such Purchase Payment, may be withdrawn without assessment of the Contingent Deferred Sales Charge. Under certain circumstances, in the event of a terminal illness Contract Value may be withdrawn without the assessment of a Contingent Deferred Sales Charge (see "Terminal Illness Benefit" on Page __.) In addition, a Contingent Deferred Sales Charge is not assessed against the payment of a death benefit.

        3. Transfers made by the Company at the end of the Right to Examine Contract period will not be counted in determining the application of the Transfer Fee. The Transfer Fee is the lesser of $20 or 2% of the amount transferred. All transfers made during a Valuation Period are deemed to be one transfer. Currently, transfers made under the following circumstances will not be counted in determining the application of the Transfer Fee: (i) transfers made in conjunction with an approved dollar cost averaging program; and (ii) transfers made in conjunction with the Rebalancing Program. (See "Charges and Deductions - Deduction for Transfer Fee" on Page __ and "Dollar Cost Averaging" on Page __ and "Rebalancing Program" on Page __.)

    4. Currently, the Annual Contract Maintenance Charge is $30 each Contract Year and is deducted on the last day of the Contract Year. This charge may be increased but it will not exceed $60 per Contract Year. In the event of an increase, the Company will give Contract Owners 90 days prior notice of the increase. However, if the Contract Value on the last day of the Contract Year is at least $100,000, then no Annual Contract Maintenance Charge will be deducted. If a total withdrawal is made on other than the last day of the Contract Year and the Contract Value for the Valuation Period during which the total withdrawal is made is less than $100,000, the full Annual Contract Maintenance Charge will be deducted at the time of the total withdrawal. The Annual Contract Maintenance Charge will be deducted from the Fixed Account and Sub-Accounts in the same proportion that the amount of the Contract Value in each Sub-Account and the Fixed Account bears to the total Contract Value. If the Annuity Date is not the last day of the Contract Year and the Contract Value on the Annuity Date is less than $100,000, then a pro-rata portion of the Annual Contract Maintenance Charge will be deducted on the Annuity Date. During the Annuity Period, the Annual Contract Maintenance Charge will be deducted pro-rata from Annuity Payments regardless of Contract size and will result in a reduction of each Annuity Payment. (See "Charges and Deductions - Deduction for Annual Contract Maintenance Charge" on Page __.) The examples reflect the $30 Annual Contract Maintenance Fee as an annual charge of _______% of assets, based on an anticipated average Contract Value of $35,000.

       5. The current Administrative Charge is equal on an annual basis to .15% of the average daily net asset value of the Separate Account. The Company may increase this charge to an amount not to exceed .25% of the average daily net asset value of the Separate Account.

        6. Premium Taxes are not reflected. Premium taxes may apply. (See "Charges and Deductions - Deduction for Premium and Other Taxes" on Page __.)

       7. THE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

                                 THE COMPANY

C.M. Life Insurance Company (the "Company"), 140 Garden Street, Hartford, Connecticut 06154, is a stock life insurance company. It was chartered by a special Act of the Connecticut General Assembly on April 25, 1980. It is principally engaged in the sale of life insurance and annuities, and is licensed in all states except New York. The Company is a wholly-owned subsidiary of Connecticut Mutual Life Insurance Company ("Connecticut Mutual"), the sixth oldest life insurance company in the United States, and the first life insurance company formed in Connecticut. Connecticut Mutual was chartered by a special Act of the Connecticut General Assembly in 1846, and has continuously engaged in the insurance business since that time.

   On September 13, 1995, Connecticut Mutual and Massachusetts Mutual Life Insurance Company ("MassMutual") entered into a definitive merger agreement pursuant to which Connecticut Mutual will merge with and into MassMutual. Pending approval by the appropriate regulatory authorities in Connecticut (Connecticut Mutual's domiciliary state) and Massachusetts (MassMutual's domiciliary state) and the policyholders of the respective companies, the merger will be consummated. If finalized, MassMutual will be the surviving entity, and Connecticut Mutual's separate corporate existence will cease. The newly formed entity will remain the name Massachusetts Mutual Life Insurance company. The Company will become a wholly-owned subsidiary of the merged company. The proposed merger will have no effect on the rights or benefits under any Contracts outstanding at the time of the merger.

                             THE SEPARATE ACCOUNT

The Board of Directors of the Company adopted a resolution to establish a segregated asset account pursuant to Connecticut insurance law on August 3, 1994. This segregated asset account has been designated C.M. Multi-Account A (the "Separate Account"). The Company has caused the Separate Account to be registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940, as amended.

The assets of the Separate Account are the property of the Company. However, the assets of the Separate Account, equal to the reserves and other contract liabilities with respect to the Separate Account, are not chargeable with liabilities arising out of any other business the Company may conduct.
Income, gains and losses, whether or not realized, are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains or losses of the Company. The Company's obligations arising under the Contracts are general obligations.

The Separate Account meets the definition of a "separate account" under federal securities laws.

The Separate Account is divided into Sub-Accounts, with the assets of each Sub-Account invested in one Portfolio of Connecticut Mutual Financial Services Series Fund I, Inc. (LifeSpan Diversified Income Portfolio, Total Return Portfolio, LifeSpan Balanced Portfolio, LifeSpan Capital Appreciation Portfolio, Growth Portfolio and International Equities Portfolio) or one Fund of the

Oppenheimer Variable Account Funds (Money Fund and Bond Fund) There is no assurance that the investment objectives of any of the Portfolios will be met. Contract Owners bear the complete investment risk for Purchase Payments allocated to a Sub-Account. Contract Values will fluctuate in accordance with the investment performance of the Sub-Accounts to which Purchase Payments are allocated, and in accordance with the imposition of the fees and charges assessed under the Contracts.


                          ELIGIBLE INVESTMENTS

The following are the current Eligible Investment and individual Portfolios or Funds of the Eligible Investments that can be selected as the underlying investments of the Contract. While a brief summary of the various investment objects is set forth below, more comprehensive information, including a discussion of potential risks, is found in the current Prospectus for each of the Eligible Investments which are included with this Prospectus.

CONNECTICUT MUTUAL FINANCIAL SERVICES SERIES FUND I, INC.

CMFS Series Fund I is an open-end management investment company. G.R. Phelps & Co. Inc. (G.R. Phelps), an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended, (Investment Advisers Act) is the investment adviser to CMFS Series Fund I, and performs sales and administrative functions relative to the Separate Account, including the keeping of all records not maintained by the custodian. It has been registered since 1981 as a Broker/Dealer under the Securities Exchange Act of 1934, as amended, (1934") and as an Investment Adviser under the Investment Advisers Act. G.R. Phelps is an indirect wholly-owned subsidiary of Connecticut Mutual. It is located at 10 State House Square, Hartford, Connecticut, and has as its mailing address 140 Garden Street, Hartford, Connecticut 06154.

G.R. Phelps & Company Inc. has engaged three Subadvisors to assist in the selection of portfolio investments for the International Equity Portfolio, the LifeSpan Diversified Income Portfolio, the LifeSpan Balanced Portfolio, and
the  LifeSpan  Capital  Appreciation  Portfolio.   Scudder,  Stevens  &  Clark
("Scudder, Stevens") 345 Park Avenue, New York, NY 10154, the Subadvisor to the International Equity Portfolio, has been providing investment counseling
services  for  over  70 years, since its founding in 1919.   Scudder,  Stevens
supervises assets for institutional clients, investment companies and individuals and had over $90 billion in assets under management as of December
31, 1994.   BEA Associates, 599  Lexington  Avenue, 36th Floor, New York,  NY
10022, the Subadvisor to the high yield bond components of the LifeSpan Portfolios, has been providing domestic and global fixed-income and equity investment management services for institutional clients and mutual funds since 1984. As of December 31, 1994, BEA Associates, together with its global affiliate, had over $16 billion in assets under management. Pilgrim, Baxter & Associates ("Pilgrim Baxter"), 1255 Drummers Lane, Wayne, PA 19087, the Subadvisor to the small cap components of the LifeSpan Portfolios, was established in 1982 to provide specialized equity management for institutional
investors  including  other  investment  companies.   As of December 31, 1994,
Pilgrim, Baxter had $4 billion in assets under management. Phelps provides investment advice for the remaining Portfolios available under the Contract. See the accompanying prospectus for CMFS Series Fund I for more information.


   CMFS SERIES FUND I LIFESPAN DIVERSIFIED INCOME PORTFOLIO
(DIVERSIFIED INCOME PORTFOLIO)

The Diversified Income Portfolio is designed for the investor with a relatively low tolerance for risk who is seeking current income with some long-term inflation protection. The Diversified Income Portfolio seeks high current income, with opportunities for capital appreciation through a strategically allocated portfolio consisting primarily of fixed-income securities.

   CMFS SERIES FUND I TOTAL RETURN PORTFOLIO

The investment objective of the Total Return Portfolio is to maximize over time the return achieved from capital appreciation and income by varying the allocation of the assets of the Portfolio among stocks, corporate bonds, securities issued by the U.S. Government and its instrumentalities, and money market instruments of the type acquired respectively by the Growth Portfolio, the Income Portfolio, the Government Securities Portfolio and the Money Market Portfolio.

   CMFS SERIES FUND I LIFESPAN BALANCED PORTFOLIO (BALANCED PORTFOLIO)

The Balanced Portfolio is designed for the investor seeking a blend of capital appreciation and income. The Balanced Portfolio seeks a blend of capital appreciation and income through a strategically allocated portfolio of equity securities and fixed-income securities with a slightly stronger emphasis on equity securities.

   CMFS SERIES FUND I LIFESPAN CAPITAL APPRECIATION PORTFOLIO
 (CAPITAL APPRECIATION PORTFOLIO)

The Capital Appreciation Portfolio is designed for the investor seeking capital appreciation. The Capital Appreciation Portfolio seeks long-term capital appreciation through a strategically allocated portfolio consisting primarily of equity securities. Current income is not a primary consideration.

   CMFS SERIES FUND I GROWTH PORTFOLIO

The investment objective of the Growth Portfolio is to achieve long-term growth of capital by investing primarily in common stocks with low price-earnings ratios and better than anticipated earnings.

   CMFS SERIES FUND I INTERNATIONAL EQUITY PORTFOLIO

The investment objective of the International Equity Portfolio is to achieve long-term growth of capital by investing primarily in equity securities (such as common stocks) of non-U.S. issuers trading for the most part in non-U.S. markets.

OPPENHEIMER VARIABLE ACCOUNT FUNDS

Oppenheimer Funds is an open-end management investment company. The Funds' investment adviser is Oppenheimer Management Corporation ("Oppenheimer Management"), which (including a subsidiary) advises investment company portfolios having over $29 billion in assets and with more than 2.4 million shareholder accounts. Oppenheimer Management has operated as an investment advisor since 1959. Oppenheimer Acquisition Corp., a holding company that is owned in part by senior officers of Oppenheimer Management and controlled by MassMutual, Oppenheimer Management's address is Two World Trade Center, New York, New York 10048.

OPPENHEIMER MONEY FUND

The Money Fund seeks the maximum current income from investments in "money market" securities consistent with low capital risk and the maintenance of liquidity. Its shares are neither insured nor guaranteed by the U.S. government, and there is no assurance that this Fund will be able to maintain a stable net asset value of $1.00 per share.

OPPENHEIMER BOND FUND

The Bond fund seeks a high level of current income from investment in high yield fixed-income securities rated "Baa" or better by Moody's or "BBB" or better by Standard & Poor's. Secondarily, this Fund seeks capital growth when consistent with its primary objective.

THERE IS NO ASSURANCE THAT ANY PORTFOLIO WILL ACHIEVE ITS STATED OBJECTIVE. More detailed information, including a description of each Portfolios investment objective and policies and a description of risks involved in investing in each of the Portfolios and each Portfolios fees and expenses is contained in the prospectuses for CMFS Series Fund I and Oppenheimer Funds, a
current copy of which are attached  to  this  Prospectus.   Information
contained in CMFS Series Fund I's prospectus and Oppenheimer Fund's prospectus should be read carefully before making allocation to a Sub-Account of the Separate Account.

VOTING RIGHTS

In accordance with its view of present applicable law, the Company will vote the shares of the Eligible Investment held in the Separate Account at special meetings of the shareholders in accordance with instructions received from persons having the voting interest in the Separate Account. The Company will vote shares for which it has not received instructions, as well as shares attributable to it, in the same proportion as it votes shares for which it has received instructions. The Eligible Investments do not hold regular meetings of shareholders.

The number of shares which a person has a right to vote will be determined as of a date to be chosen by the Company not more than sixty (60) days prior to a shareholder meeting of the Fund. Voting instructions will be solicited by written communication at least ten (10) days prior to the meeting.

SUBSTITUTION OF SECURITIES

If the shares of an Eligible Investment (or any Portfolio or Fund within the Eligible Investment or any other funding vehicle made available under the Contracts), are no longer available for investment by the Separate Account or, if in the judgment of the Company's Board of Directors, further investment in the shares should become inappropriate in view of the purpose of the Contracts, the Company may limit further purchase of such shares or may substitute shares of another funding vehicle for shares already purchased under the Contracts. No substitution of securities may take place without prior approval of the Securities and Exchange Commission and under the requirements it may impose.

                              THE FIXED ACCOUNT

The  Fixed  Account  is an investment option within the General Account of the
Company. Because of applicable exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933 (the "1933 Act") nor has the Fixed Account been registered under the Investment Company Act of 1940 (the "1940 Act"). Therefore, neither the Fixed Account nor any interest therein is generally subject to regulation under the provisions of the 1933 Act or the 1940 Act. Accordingly, the Company has been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosure in this Prospectus relating to the Fixed Account.

Payments may be allocated to the Fixed Account to the extent elected by the Contract Owner at the time such payment is made. In addition, all or part of the Contract Owner's Contract Value may be transferred to the Fixed Account as described under "Transfers." The Company guarantees it will credit a specified  minimum  interest  rate to  amounts allocated to the Fixed Account.

Assets supporting amounts allocated to the Fixed Account become part of the Company's General Account assets and are available to fund the claims of all creditors of the Company. All of the Company's General Account assets will be available to fund benefits under the Contracts. The Contract Owner does not participate in the investment performance of the assets of the Company's Fixed Account. Instead, a specified rate of interest, declared in advance, is credited to amounts allocated to the Fixed Account. This rate is guaranteed to be at least 3% per year ("Guaranteed Minimum Rate"). The Company may, AT ITS SOLE DISCRETION, credit a higher rate of interest ("excess interest") for any period specified in advance by the Company. However, the Company is not obligated to credit interest in excess of the 3% Guaranteed Minimum Rate per year, and might not do so. THE CONTRACT OWNER ASSUMES THE RISK THAT INTEREST CREDITED MAY NOT EXCEED THE GUARANTEED MINIMUM RATE.

                            CHARGES AND DEDUCTIONS

Various charges and deductions are made from the Contract Value and the Separate Account. These charges and deductions are:

DEDUCTION FOR MORTALITY AND EXPENSE RISK CHARGE

Each Valuation Period, the Company deducts a Mortality and Expense Risk Charge which is equal, on an annual basis, to 1.25% of the average daily net asset value of the Separate Account. The mortality risks assumed by the Company arise from its contractual obligation to make Annuity Payments after the Annuity Date (determined in accordance with the Annuity Option chosen by the Contract Owner) regardless of how long all Annuitants live. This assures that neither an Annuitant's own longevity, nor an improvement in life expectancy greater than expected, will have any adverse effect on the Annuity Payments the Annuitant will receive under the Contract. Further, the Company bears a mortality risk in that it guarantees the annuity purchase rates for the Annuity Options under the Contract whether for a Fixed Annuity or a Variable Annuity. Also, there is a mortality risk borne by the Company with respect to the death benefit and to the waiver of the Contingent Deferred Sales Charge upon the death of the Owner. The expense risk assumed by the Company is that all actual expenses involved in administering the Contracts, including
Contract maintenance costs, administrative costs, mailing costs, data processing costs, legal fees, accounting fees, filing fees and the costs of other services may exceed the amount recovered from the Annual Contract Maintenance Charge and the Administrative Charge.

If the Mortality and Expense Risk Charge is insufficient to cover the actual costs, the loss will be borne by the Company. Conversely, if the amount deducted proves more than sufficient, the excess will be a profit to the Company. The Company expects a profit from this charge.

Mortality and Expense Risk Charge is guaranteed by the Company and cannot be increased.

DEDUCTION FOR ADMINISTRATIVE CHARGE

Each Valuation Period, the Company deducts an Administrative Charge which is currently equal, on an annual basis, to 0.15% of the average daily net asset value of the Separate Account. This charge, together with the Annual Contract Maintenance Charge (see below), is to reimburse the Company for the expenses it incurs in the establishment and maintenance of the Contracts and the Separate Account. These expenses include but are not limited to: preparation of the Contracts, confirmation statements, annual and periodic reports and statements, maintenance of Contract Owner records, maintenance of Separate Account records, administrative personnel costs, mailing costs, data processing costs, legal fees, accounting fees, filing fees, the costs of other services necessary for Contract Owner servicing and all accounting, valuation, regulatory and reporting requirements. Since this charge is an asset-based charge, the amount of the charge attributable to a particular Contract may have no relationship to the administrative costs actually incurred by that Contract. The Company does not intend to profit from this charge. This charge will be reduced to the extent that the amount of this charge is in excess of that necessary to reimburse the Company for its administrative expenses. Should this charge prove to be insufficient, the Company may increase this charge but guarantees that it will never exceed 0.25% of the average daily net asset value of the Separate Account. If this Charge is increased, Contract Owners will be given 90 days prior notice.

DEDUCTION FOR ANNUAL CONTRACT MAINTENANCE CHARGE

Currently, the Annual Contract Maintenance Charge is $30 each Contract Year and is deducted on the last day of the Contract Year. This charge may be increased but it will not exceed $60 per Contract Year. However, if the Contract Value on the last day of the Contract Year is at least $100,000, then no Annual Contract Maintenance Charge will be deducted. If a total withdrawal is made on other than the last day of the Contract Year and the Contract Value for the Valuation Period during which the total withdrawal is made is less than $100,000, the full Annual Contract Maintenance Charge will be deducted at the time of the total withdrawal. The Annual Contract Maintenance Charge will be deducted from the Fixed Account and the Sub-Accounts in the same proportion that the amount of the Contract Value in each Sub-Account and the Fixed Account bears to the total Contract Value. If the Annuity Date is not the last day of the Contract Year and the Contract Value on the Annuity Date is less than $100,000, then a pro-rata portion of the Annual Contract Maintenance Charge will be deducted on the Annuity Date. During the Annuity Period, the Annual Contract Maintenance Charge will be deducted pro-rata from Annuity Payments regardless of Contract size and will result in a reduction of each Annuity Payment. The Company has set this charge at a level so that, when considered in conjunction with the Administrative Charge (see above), it will not make a profit from the charges assessed for administration. If this Charge is increased, Contract Owners will be given 90 days prior notice.

DEDUCTION FOR PREMIUM AND OTHER TAXES

Any Premium Taxes relating to the Contracts may be deducted from the Purchase Payments or Contract Value when incurred. The Company currently intends to advance any Premium Taxes that may be due at the time Purchase Payments are made but not deduct such Premium Taxes from Contract Value until the time Annuity Payments begin, or upon a total withdrawal if the Company is unable to obtain a refund. The Company will, in its sole discretion, determine when Premium Taxes have resulted from: the investment experience of the Separate Account; receipt by the Company of the Purchase Payments; or commencement of Annuity Payments. The Company may, at its sole discretion, pay such Premium Taxes when due and deduct that amount from the Contract Value at a later date. Payment at an earlier date does not waive any right the Company may have to deduct amounts at a later date. Premium Taxes generally range from 0% to 3.5%. The Company will deduct any withholding taxes required by applicable law.

The Company reserves the right to establish a provision for federal income taxes if it determines, in its sole discretion, that it will incur a tax as a result of the operation of the Separate Account. The Company will deduct for any income taxes incurred by it as a result of the operation of the Separate Account whether or not there was a provision for taxes and whether or not it was sufficient. The Company is not currently making any provision for federal income taxes.

DEDUCTION FOR FUND EXPENSES

There are other deductions from and expenses paid out of the assets of the Fund, including amounts paid for advisory and management fees, which are described in the accompanying Fund Prospectus.

DEDUCTION FOR TRANSFER FEE

Subject to certain conditions (See "Transfers" on Page __), Contract Owners may transfer all or part of the Contract Owner's interests among the Sub-Accounts and/or the Fixed Account during the Accumulation Period or during the Annuity Period transfer interests from a Sub-Account to the General Account without the imposition of any fee or charge if there have been no more than the number of free transfers permitted. Contract Owners are currently not limited to any number of transfers during the Accumulation Period and are limited to six (6) transfers during the Annuity Period. If, during the Accumulation Period, more than the number of free transfers per Contract Year (currently 12 per year) have been made, the Company will deduct a Transfer Fee for each subsequent transfer permitted. The Transfer Fee is the lesser of $20 or 2% of the amount transferred. The Transfer Fee will be deducted from the Sub-Account(s) and/or Fixed Account (collectively "Account(s)") from which the transfer occurred. If the entire Account balance is transferred, the Transfer Fee will be deducted from the amount transferred. All transfers made during a Valuation Period are deemed to be one transfer. Currently, transfers made under the following circumstances will not be counted in determining the application of the Transfer Fee: (i) transfers made by the Company at the end of the Right to Examine Contract period ; (ii) transfers made in conjunction with an approved dollar cost averaging program; (See "Dollar Cost Averaging" on Page __.) and (iii) transfers made under the Rebalancing Program. (See "Rebalancing Program" on Page __.)

DEDUCTION FOR CONTINGENT DEFERRED SALES CHARGE

No deduction for sales charges is made from a Purchase Payment. However, if a withdrawal is made, a Contingent Deferred Sales Charge may be assessed by the Company. The length of time between the Company's acceptance of a Purchase Payment and the making of a withdrawal determines the Contingent Deferred Sales Charge, if any. Each Purchase Payment has its own time period for purposes of assessing a Contingent Deferred Sales Charge. This Charge will be used to cover certain expenses relating to the sale of the Contracts including commissions paid to sales personnel, the costs of preparation of sales literature, other promotional costs and acquisition expenses. A withdrawal shall be deemed to first withdraw any positive investment results and thereafter Purchase Payments on a first-in-first-out basis for purposes of computing the Contingent Deferred Sales Charge.

Subject to the Free Withdrawal Amount described below, the following table shows Contingent Deferred Sales Charges:


CONTINGENT DEFERRED SALES CHARGE   YEAR
    AGAINST AMOUNT WITHDRAWN       APPLICABLE
7%                                 During 1st Year since Purchase
                                   Payment Accepted
6%                                 During 2nd Year since Purchase
                                   Payment Accepted
5%                                 During 3rd Year since Purchase
                                   Payment Accepted
4%                                 During 4th Year since Purchase
                                   Payment Accepted
3%                                 During 5th Year since Purchase
                                   Payment Accepted
2%                                 During 6th Year since Purchase
                                   Payment Accepted
1%                                 During 7th Year since Purchase
                                   Payment Accepted
0%                                 Thereafter


The Contingent Deferred Sales Charge is assessed against the amounts remaining in the Account from which the withdrawal occurred. If a withdrawal is made from more than one Account, the Contingent Deferred Sales Charge is assessed against the amounts remaining in such Accounts in the same proportion to which the withdrawal amount bears to the total value of such Accounts. If a withdrawal causes the entire Account value to be withdrawn, then the Contingent Deferred Sales Charge will be assessed against the amounts remaining in the Accounts in the same proportion in which their value bears to Contract Value. If a withdrawal causes the entire Contract Value to be withdrawn, then the Contingent Deferred Sales Charge will be assessed against the Contract Value withdrawn. The Contingent Deferred Sales Charge is not imposed on a Purchase Payment after the end of the seventh year of the Company's acceptance of such Purchase Payment, nor is the Contingent Deferred Sales Charge imposed upon payment of the death benefit or upon amounts applied to purchase an annuity.

FREE WITHDRAWAL AMOUNT

A Contract Owner may withdraw amounts attributable to positive investment results, if any, under the Contract without incurring a Contingent Deferred Sales Charge (see "Deduction for Contingent Deferred Sales Charge" above). All withdrawals will be deemed to first withdraw any positive investment results and thereafter purchase payments on a first-in-first-out basis.

ADDITION FREE  WITHDRAWAL  AMOUNT

An "Addition Free Withdrawal Amount" is available to Contract Owners which allows for the withdrawal of certain Contract Values without the imposition of a Contingent Deferred Sales Charge.

The Additional Free Withdrawal Amount available to the Contract Owner is equal to 10% of Purchase Payments remaining in the Contract on the withdrawal date reduced by:

     1. any positive investment earnings in the Contract on the date of withdrawal (since earnings are not subject to the Contingent Deferred Sales Charge); and

     2. any Additional Free Withdrawal Amount(s) previously taken during the current Contract Year.

There is no limit on the number of Additional Free Withdrawal Amounts which a Contract Owner may elect during any Contract Year. Withdrawals taken pursuant to this provision will reduce the amount of Purchase Payments remaining in the Contract on a first-in-first-out basis for purposes of computing any remaining Contingent Deferred Sales Charge.


                                THE CONTRACTS

CONTRACT OWNER

The Contract Owner is the person(s) or entity(ies) entitled to ownership rights stated in the Contract. The Contract Owner is the person designated as such on the Issue Date, unless changed. The Company will not issue a Contract to a person who has attained age 85 (age 80 in Pennsylvania) or older on the proposed Issue Date ("Maximum Issue Age"). If the Contract is proposed to be issued to Joint Contract Owners, the Company will apply the Maximum Issue Age to the eldest proposed Joint Contract Owner.

The Contract Owner may change owners at any time prior to the Annuity Date by Written Request. A change of Contract Owner will automatically revoke any prior designation of Contract Owner. The change will become effective as of the date the Written Request is received. A new designation of Contract Owner will not apply to any payment made or action taken by the Company prior to the time it was received. Any change of Contract Owner is subject to the Company's underwriting rules then in effect. (See, Tax Status - General on Page___.)

JOINT CONTRACT OWNERS

The Contract can be owned by Joint Contract Owners. If Joint Contract Owners are named, any Joint Contract Owner must be the spouse of the other Contract Owner unless prohibited by applicable law or regulations. Upon the death of either Contract Owner, the surviving spouse will be the Primary Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a Contingent Beneficiary unless otherwise indicated in a Written Request. Unless otherwise specified in the application for the Contract, if there are Joint Contract Owners both signatures will be required for all Contract Owner transactions except telephone transfers. If the telephone transfer option is elected and there are Joint Contract Owners, either Joint Contract Owner can give telephone instructions.

ANNUITANT

The Annuitant is the person on whose life Annuity Payments are based. The Annuitant is the person designated by the Contract Owner at the Issue Date, unless changed prior to the Annuity Date. The Annuitant may not be changed in a Contract which is owned by a non-natural person. Any change of Annuitant is subject to the Company's underwriting rules then in effect. In the case of certain Qualified Contracts the Contract Owner must be the Annuitant. The Company will not issue a Contract where the proposed Annuitant is a person who has attained age 85 (age 80 in Pennsylvania) or older on the proposed Issue Date ("Maximum Issue Age")

ASSIGNMENT

A Written Request specifying the terms of an assignment of the Contract must be provided to the Annuity Service Center. Until the Written Request is received, the Company will not be required to take notice of or be responsible for any transfer of interest in the Contract by assignment, agreement, or otherwise.

The Company will not be responsible for the validity or tax consequences of any assignment. Any assignment made after the death benefit has become payable will be valid only with the Company's consent.

If the Contract is assigned, the Contract Owner's rights may only be exercised with the consent of the assignee of record.

The consent of any Irrevocable Beneficiaries is required before assignment of proceeds can happen.

                     PURCHASE PAYMENTS AND CONTRACT VALUE

PURCHASE PAYMENTS

The initial Purchase Payment is due on the Issue Date. The minimum initial Purchase Payment the Company will accept is $5,000 for Non-Qualified Contracts and $2,000 for Qualified Contracts. The minimum subsequent Purchase Payment the Company will accept is $250, unless the Contract Owner has elected the automatic investment plan option in which case the Company will accept a minimum of $100. For Contract Owners up to Age 75 on the Issue Date, the maximum total Purchase Payment is $1 million. For Contract Owners over Age 75 on the Issue Date, the maximum total Purchase Payments is $500,000. For contracts issued to non-natural persons, the maximum Purchase Payment limits will apply to the Annuitant's age. Purchase Payments above these amounts must be preapproved by the Company. For Joint Contract Owners, Age refers to the oldest Joint Contract Owner. The Company reserves the right to reject any Application or Purchase Payment.

ALLOCATION OF PURCHASE PAYMENTS

The allocation of the initial Purchase Payment is made in accordance with the selection made by the Contract Owner at the time the Contract is issued, except in the circumstances described under "Right to Examine Contract," on page __. In those circumstances, the Company will allocate initial Purchase Payments to the Money Market Sub-Account until the expiration of the Right to Examine Contract period. Upon expiration, the Contract Value will be reallocated in accordance with the Contract Owner's selection. Unless otherwise changed by Written Request by the Contract Owner, subsequent Purchase Payments are allocated in accordance with the same selection as the initial Purchase Payment.

There are currently no limitations on the number of Sub-Accounts that can be selected by a Contract Owner. If allocations are made in percentages, whole numbers must be used. If a percentage allocation is used, the smallest percentage that can be used is 10%.

If the Purchase Payments and forms required to issue a Contract are in good order, the initial Purchase Payment will be credited to the Contract within
(2) business days after receipt at the Annuity Service Center. Additional Purchase Payments will be credited to the Contract as of the Valuation Period when they are received. If the forms required to issue a Contract are not in good order the Company will attempt to get them in good order or the Company will return the forms and the Purchase Payment within five (5) business days, unless it has been authorized otherwise by the purchaser.

CONTRACT VALUE

The Contract Value is the sum of the Contract Owner's interest in the Fixed Account and the Sub-Accounts of the Separate Account for any Valuation Date during the Accumulation Period. It will fluctuate from one Valuation Period to the next, and may be more or less than Purchase Payments made. The Contract Owner's interest in a Sub-Account is determined by multiplying the number of Accumulation Units credited to the Contract by the Accumulation Unit Value for that Sub-Account as of the Valuation Date. The Contract Owner's interest in the Fixed Account, if any, for any Valuation Date is equal to the sum of the values of all Fixed Account amounts credited to the Contract on such Valuation Date.

ACCUMULATION UNITS

During the Accumulation Period, Accumulation Units shall be used to account for all amounts allocated to or withdrawn from the Sub-Accounts of the Separate Account as a result of Purchase Payments, withdrawals, transfers, or fees and charges. The Company will determine the number of Accumulation Units of a Sub-Account purchased or canceled. This will be done by dividing the amount allocated to (or the amount withdrawn from) the Sub-Account by the dollar value of one Accumulation Unit of the Sub-Account as of the end of the Valuation Period during which the transaction is received at the Annuity Service Center.

ACCUMULATION UNIT VALUE

The Accumulation Unit Value for each Sub-Account was arbitrarily set initially at $10. Subsequent Accumulation Unit Values for each Sub-Account are determined for each Valuation Period by multiplying the Accumulation Unit Value for the immediately preceding Valuation Period by the Net Investment

Factor for the Sub-Account for the current Valuation Period.

The Net Investment Factor for each Sub-Account is determined by dividing A by B and subtracting C where:

     A is (i) the net asset value per share of the funding vehicle or portfolio of a funding vehicle held by the Sub-Account for the current Valuation Period; plus

          (ii) any dividend per share declared on behalf of such funding vehicle or portfolio of a funding vehicle that has an ex-dividend date within the current Valuation Period; less

          (iii) the cumulative charge or credit for taxes reserved which is determined by the Company to have resulted from the operation or maintenance of the Sub-Account.

     B is the net asset value per share of the funding vehicle or portfolio held by the Sub-Account for the immediately preceding Valuation Period.

     C is the cumulative charge for the Mortality and Expense Risk Charge and for the Administrative Charge.

The Accumulation Unit Value may increase or decrease from Valuation Period to Valuation Period.

                                  TRANSFERS

TRANSFERS DURING THE ACCUMULATION PERIOD

Subject to certain limitations, the Contract Owner may transfer all or part of the Contract Owner's interest in a Sub-Account or the Fixed Account (each an "Account" or collectively "Accounts")by Written Request. No fee or charge will be imposed if there have been no more than the number of free transfers allowed (currently, twelve (12) per calendar year). All transfers are subject to the following:

     1. If more than the number of free transfers have been made, the Company will deduct a Transfer Fee, (see "Charges and Deductions - Deduction for Transfer Fee," on Page ) for each subsequent transfer permitted. The Transfer Fee will be deducted from the Contract Owner's interest in the Account from which the transfer is made. However, if the Contract Owner's entire interest in an Account is being transferred, the Transfer Fee will be deducted from the amount which is transferred. If Contract Values are being transferred from more than one Account, any Transfer Fee will be allocated to those Accounts on a pro-rata basis in proportion to the amount transferred from each Account.

     2. The minimum amount which can be transferred is $1,000 (from one or multiple Accounts) or the Contract Owner's entire interest in the Account, if
less.    This requirement is waived if the transfer is made in connection with the Rebalancing Program. The minimum amount which must remain in a Sub-Account after a transfer is $1,000 or $0 if the entire amount in the

Sub-Account is transferred.

     3. Transfers out of the Fixed Account during any Contract Year are limited in amount to the greater of $30,000 or thirty percent (30%) of the Contract Owner's Contract Value allocated to the Fixed Account determined as of the end of the previous Contract Year. Transfers out of the Fixed Account are done on a first-in first out basis; i.e. amounts attributed to the oldest Purchase Payment is transferred first; then amounts attributed to the next oldest Purchase Payment is transferred; and so on.

    4. Transfers between Competing Accounts are not allowed. For purposes of transfer, the Fixed Account and the Money Market Sub-Account are considered "Competing Accounts."

    5. Other transfers involving any Competing Account are restricted for certain periods. For a period of ninety (90) days following a transfer out of a Competing Account, no transfers (i.e. from any Account) may be made into the other Competing Account. In addition, for a period of ninety (90) days following a transfer into a Competing Account, no transfers (i.e. to any Account) may be made out of the other Competing Account.

    6. The Contract provides that the Company reserves the right, at any time and without prior notice to any party, to terminate, suspend or modify the transfer privilege described above.

Contract Owners can elect to make transfers by telephone (except if he/she is participating in the Rebalancing Program). To do so, Contract Owners must submit a completed Written Request electing the telephone transfer privilege. The Company will use reasonable procedures to confirm that instructions communicated by telephone are genuine. If it does not, the Company may be liable for any losses due to unauthorized or fraudulent instructions. The Company may tape record all telephone instructions. The Company will not be liable for any loss, liability, cost or expense incurred by the Contract Owner for acting in accordance with such telephone instructions believed to be genuine. The telephone transfer privilege may be discontinued at any time by the Company.

If there are Joint Contract Owners, unless the Company is informed to the contrary, telephone instructions will be accepted from either of the Joint Contract Owners.

TRANSFERS DURING THE ANNUITY PERIOD

During the Annuity Period, the Contract Owner may make transfers (currently, six (6) per calendar year), by Written Request, as follows:

    1. The Contract Owner may make transfers of Annuity Reserves between Sub-Accounts, subject to any limitations imposed by the Company on the number of transfers (currently, six (6) transfers per calendar year) that can be made during the Annuity Period. Currently, six (6) transfers permitted per calendar year during the Annuity Period are free (no Transfer Fee will be imposed.) If Annuity Reserves are being transferred from more than one Sub-Account, any

Transfer Fee will be allocated to those Sub-Accounts on a pro-rata basis in proportion to the amount transferred from each Sub-Account.

    2. The Contract Owner may, once each Contract Year, make a transfer from one or more Sub-Accounts to the General Account. The Contract Owner may not make a transfer from the General Account to the Separate Account.

    3. Transfers of Annuity Reserves between Sub-Accounts will be made by converting the number of Annuity Units attributable to the Annuity Reserves being transferred to the number of Annuity Units of the Sub-Account to which the transfer is made, so that the next Annuity Payment if it were made at that time would be the same amount that it would have been with out the transfer. Thereafter, Annuity Payments will reflect changes in the value of the new Annuity Units.

      The amount transferred to the General Account from a Sub-Account will be based on the Annuity Reserves for the Contract Owner in that Sub-Account. Transfers to the General Account will be made by converting the Annuity Units being transferred to purchase fixed Annuity Payments under the Annuity Option in effect and based on the Age of the Annuitant at the time of the transfer.

      4. The minimum amount which can be transferred is $1,000 or the Contract Owner's entire interest in the Sub-Account, if less. The minimum amount which must remain in a Sub-Account after a transfer is $1,000 or $0 if the entire amount in the Sub-Account is transferred.

      5. The Contract provides that the Company reserves the right, at any time and without prior notice to any party, to terminate, suspend or modify the transfer privilege described above.

Contract Owners can elect to make transfers by telephone. To do so, Contract Owners must complete a prior Written Request electing the telephone transfer privilege. The Company will use reasonable procedures to confirm that instructions communicated by telephone are genuine. If it does not, the Company may be liable for any losses due to unauthorized or fraudulent instructions. The Company may tape record all telephone instructions. The Company will not be liable for any loss, liability, cost or expense incurred by the Contract Owner for acting in accordance with such telephone instructions believed to be genuine. The telephone transfer privilege may be discontinued at any time by the Company.

If there are Joint Contract Owners, unless the Company is informed to the contrary, telephone instructions will be accepted from either of the Joint Contract Owners.

DOLLAR COST AVERAGING

Dollar Cost Averaging is a program which, if elected, permits a Contract Owner to systematically transfer on a periodic basis amounts from a selected Sub-Account to any of the other Sub-Accounts. By allocating amounts on a regularly scheduled basis as opposed to allocating the total amount at one particular time, a Contract Owner may be less susceptible to the impact of market fluctuations. The current minimum amount which may be transferred is

$250. The minimum duration of participation in any Dollar Cost Averaging program is currently six (6) months. In order to participate in the Dollar Cost Averaging program, a Contract Owner must have the minimum Contract Value (currently $5,000) required in the selected Sub-Account to complete the Contract Owner's designated program. Dollar Cost Averaging is subject to all contract restrictions regarding transfers.

If the Contract Owner is participating in the Dollar Cost Averaging program, such transfers are not currently taken into account in determining any Transfer Fee. However, the Company reserves the right in the future to count Dollar Cost Averaging transfers when determining the number of transfers in a year and impose any applicable Transfer Fees. A Contract Owner participating in the Dollar Cost Averaging program may not also be participating in the Rebalancing Program or in a systematic withdrawal plan. (See "Rebalancing Program" below.) A Contract Owner participating in the Dollar Cost Averaging program may not also make withdrawals pursuant to the Systematic Withdrawal Plan. (See Withdrawal - Systematic Withdrawals on Page ___.)

Contract Owners can choose the frequency at which the Dollar Cost Averaging transfers will be made, i.e. monthly, quarterly, semi-annually or annually. Contract Owners will also choose the specific date when the first Dollar Cost Averaging transfer will be made. If the date selected is less than five (5) business days from the date the election form is received at the Annuity Service Center, the Company may defer the first Dollar Cost Averaging transfer for one month. If no start date has been selected, the Company will automatically start Dollar Cost Averaging within five (5) business days after the Written Request is received. Changes to the selections made by the Contract Owner may be made by Written Request. The Dollar Cost Averaging option will terminate if: (i) the total Contract Value is withdrawn; (ii) the last transfer as selected by the Contract Owner has been made; (iii) there is insufficient Contract Value to make the transfer; or (iv) a Written Request from the Contract Owner to terminate the option has been received at the Annuity Service Center at least five (5) business days prior to the next transfer date.

Except as otherwise provided, Dollar Cost Averaging is subject to the transfer provisions of the Contract.

Dollar Cost Averaging does not assure a profit and does not protect against loss in declining markets. Since Dollar Cost Averaging involves continuous investment in securities regardless of fluctuating price levels of such securities, Contract Owners should consider their financial ability to continue a Dollar Cost Averaging Program through periods of fluctuating price levels.

There is currently no charge for participating in the Dollar Cost Averaging program. However, the Company reserves the right to charge for this option in the future.

Dollar Cost Averaging is not available to or from Competing Accounts.

REBALANCING PROGRAM

From time to time the Company may make available a program during the Accumulation Period which provides for periodic pre-authorized automatic
transfers  among  certain   Sub-Accounts  pursuant   to  written  allocation
instructions  from  the  Owner.   Contract  Owners may not participate in the
Rebalancing Program if they currently have any Purchase Payments allocated to
the  Fixed  Account.   Transfers  can  be  scheduled  on a monthly, quarterly,
semi-annual or annual  basis.    All  transfers  must  be  expressed in whole
percentages.   Participants  in  the  Dollar  Cost  Averaging  Program cannot
participate  in  the  Rebalancing  Program.   The  Owner  can  terminate  the
Rebalancing Program at anytime by Written Notice to the Company. Any unscheduled transfer request will automatically terminate the Rebalancing Program election.

                                 WITHDRAWALS

During the Accumulation Period, the Contract Owner may, upon a Written Request, make a total or partial withdrawal of the Contract Withdrawal Value. The Contract Withdrawal Value is:



1. The Contract Value as of the end of the Valuation Period during which a Written Request for a withdrawal is received;
    less

2.  Any applicable Premium Taxes not previously deducted; less

3.  The Annual Contract Maintenance Charge, if any; less

4. Any Purchase Payments credited to the Contract when based upon checks that have not cleared the drawer bank; less

5.  Any applicable Contingent Deferred Sales Charge.


A withdrawal will result in the cancellation of Accumulation Units from each applicable Sub-Account and/or cancellation of Fixed Account values. If the Contract Owner makes a total withdrawal, all of the Contract Owner's rights and interests in the Contract will terminate. The amount will be withdrawn proportionately from the Fixed Account and each Sub-Account held under the Contract unless otherwise directed by the Contract Owner.

The Company will pay the amount of any withdrawal within seven (7) days of receipt of a request in good order unless the Suspension or Deferral of Payments provision is in effect (or unless a shorter period is required under applicable law or regulation).

Each partial withdrawal must be for at least $250 or the Contract Owner's entire interest in the Fixed Account or applicable Sub-Account, if less. The minimum Contract Value which must remain in the Contract after a partial withdrawal is $5,000 for Non-Qualified Contracts and $2,000 for Qualified Contracts. The Company reserves the right to limit the number of partial withdrawals that can be made from a Contract. Currently, there are no limitations on the number of partial withdrawals. Certain tax penalties and restrictions may apply to withdrawals from Contracts. (See "Tax Status" on Page __.)

SYSTEMATIC WITHDRAWALS

The Company permits a Systematic Withdrawal Plan which enables a Contract Owner to pre-authorize a periodic exercise of the contractual withdrawal rights. Systematic withdrawals are made on any monthly date specified by the Contract Owner (or the next following Valuation Date if the monthly date is not a Valuation Date). If no start date is selected, the Company will automatically begin systematic withdrawals within five (5) business days after the Written Request is received. Contract Owners must be 59 1/2 or older and maintain a Contract Value of at least $25,000 upon the activation of the withdrawal plan, in order to participate in the program. Certain tax penalties and restrictions may apply to withdrawals from the Contracts (see "Tax Status" on Page ). Contract Owners can choose the frequency at which withdrawals will be made, i.e. monthly, quarterly, semi-annually or annually. Contract Owners are not permitted to participate in the Systematic Withdrawal Plan if he/she is participating in either the Dollar Cost Averaging program or the Rebalancing Program.

Changes to selections made by the Contract Owner may be made by Written Request. The Systematic Withdrawal Option will terminate if: (i) the total Contract Value is withdrawn; (ii) the last withdrawal as selected by the Contract Owner has been made; (iii) there is insufficient Contract Value in the Fixed Account and/or Sub-Account to complete the withdrawal; (iv) Annuity Payments have commenced; or (v) a Written Request from the Contract Owner to terminate the option has been received at the Annuity Service Center at least
(5) business days prior to the next withdrawal request.

All the provisions relating to withdrawals contained in the Contract are applicable to the Systematic Withdrawal Plan. The Systematic Withdrawal Plan is not available to Contract Owners who are currently utilizing the Automatic Investment Plan Option or Dollar Cost Averaging Program. If a Contract Owner terminates a Systematic Withdrawal Plan from the Fixed Account, a new Plan involving withdrawals from the Fixed Account may not be elected during the six
(6) month period immediately following such election.

SUSPENSION OR DEFERRAL OF PAYMENTS

The Company reserves the right to suspend or postpone payments for a withdrawal or transfer for any period when:

1. The New York Stock Exchange is closed (other than customary weekend and holiday closings);

2.  Trading on the New York Stock Exchange is restricted;

3. An emergency exists as a result of which disposal of securities held in the Separate Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets; or

4.  During any other period when the Securities and Exchange
    Commission, by order, so permits for the protection of Contract Owners;

provided that applicable rules and regulations of the Securities and Exchange Commission will govern as to whether the conditions described in (2) and (3) exist.

The Company reserves the right to defer the payment of amounts withdrawn from the Fixed Account for a period not to exceed six (6) months from the date written request for such withdrawal is received by the Company.

TERMINAL ILLNESS BENEFIT

If the Endorsement for Terminal Illness has been attached to the Contract, upon Written Request, the Contract Owner may elect a Terminal Illness Benefit. The Company will require proof that the Contract Owner is terminally ill and not expected to live more than 12 months. This proof will include, but is not limited to, certification by a licensed medical practitioner performing within the scope of his/her license. The licensed medical practitioner must not be the Contract Owner, or the parent, spouse or child of the Contract Owner.

The Terminal Illness Benefit will be paid only to the Contract Owner upon Written Request prior to the Contract Owner, or Joint Owner, reaching Age 75. Payment of the Terminal Illness Benefit is determined as of the end of the valuation Period during which the Company receives at its Annuity Service Center the Written Request and shall be the greater of:


1. The Purchase Payments, less any withdrawals including any applicable charges; or

2.  The Contract Value determined as of the end of the Valuation
    Period during which the Company receives at its Annuity
    Service Center the Written Request; or

3.  The Contract Value on the most recent [three] year Contract
    Anniversary plus any subsequent Purchase Payments less any subsequent withdrawals and any applicable charges.

No Contingent Deferred Sales Charge shall apply with respect to any Terminal Illness Benefit. Payment of the Terminal Illness Benefit is in full settlement of the Company's liability under the Contract and the Contract will terminates.

If Joint Owners are named, the Age of the oldest will be used to determine the Terminal Illness Benefit. If the Contract is owned by a non-natural person, then Contract Owner shall mean Annuitant.

                          PROCEEDS PAYABLE ON DEATH

DEATH OF CONTRACT OWNER DURING THE ACCUMULATION PERIOD

Upon the death of the Contract Owner or a Joint Contract Owner during the Accumulation Period, the death benefit will be paid to the Primary Beneficiary designated by the Contract Owner. Upon the death of a Joint Contract Owner, the surviving Joint Contract Owner, if any, will be treated as the Primary Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a Contingent Beneficiary unless previously changed by Written Request.

A Beneficiary may request that the death benefit be paid under one of the Death Benefit Options below. If the Beneficiary is the spouse of the Contract Owner he or she may elect to continue the Contract at the then current Contract Value (which may be less than the Death Benefit) in his or her own name and exercise all the Contract Owner's rights under the Contract. In the event of the simultaneous death of Joint Contract Owners, death benefits will be determined in accordance with state law.

DEATH BENEFIT AMOUNT DURING THE ACCUMULATION PERIOD

Prior to the Contract Owner, the oldest Joint Contract Owner or the Annuitant, attaining age 75, the death benefit during the Accumulation Period will be the greater of:


1. The Purchase Payments, less any withdrawals including any applicable charges; or

2. The Contract Value determined as of the end of the Valuation Period during which the Company receives at its Annuity Service Center both due proof of death and an election of the payment method; or



3.  The Contract Value on the most recent three (3) year Contract
    Anniversary plus any subsequent Purchase Payments less any subsequent withdrawals including any applicable charges.


After the Contract Owner, the oldest Joint Contract Owner, or the Annuitant attains age 75, the death benefit during the Accumulation Period will be the greater of:


1. The Purchase Payments, less any withdrawals including any applicable charges; or

2. The Contract Value determined as of the end of the Valuation Period during which the Company receives at its Annuity Service Center both due proof of death and an election of the payment method; or

3.  The Contract Value on the most recent three (3) year Contract
    Anniversary prior to the Contract Owner, or the oldest Joint
    Contract Owner, or the Annuitant reaching age 75, plus any subsequent Purchase Payments less any subsequent withdrawals, including any applicable charges.

In certain states, the death benefit during the Accumulation Period will be the Contract Value determined and paid as of the end of the Valuation Period during which the Company receives both due proof of death and an election of the payment method.

Contract Owners should consult their Contract for the applicable death benefit provision.

DEATH BENEFIT OPTIONS DURING THE ACCUMULATION PERIOD

A non-spousal Beneficiary must elect the death benefit to be paid under one of the following options in the event of the death of the Contract Owner during the Accumulation Period:

OPTION 1  -  lump sum payment of the death benefit; or

OPTION 2 - the payment of the entire death benefit within five (5) years of the date of the death of the Contract Owner; or

OPTION 3  -   payment of the death benefit under an Annuity Option over the lifetime of the Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary with distribution beginning within one (1) year of the date of death of the Contract Owner or any Joint Contract Owner.

Any portion of the death benefit not applied under Option 3 within one (1) year of the date of the Contract Owner's death, must be distributed within five (5) years of the date of death.

A spousal Beneficiary may elect to continue the Contract in his or her own name, elect a lump sum payment of the death benefit or apply the death benefit to an Annuity Option.

If a lump sum payment is requested, the amount will be paid within seven (7) days of receipt of proof of death and the election, unless the Suspension or Deferral of Payments Provision is in effect.

Payment to the Beneficiary, other than in a lump sum, may only be elected during the sixty-day period beginning with the date of receipt by the Company of proof of death.

DEATH OF CONTRACT OWNER DURING THE ANNUITY PERIOD

If the Contract Owner or a Joint Contract Owner, who is not the Annuitant, dies during the Annuity Period, any remaining payments under the Annuity Option elected will continue to be made at least as rapidly as under the method of distribution in effect at such Contract Owner's death. Upon the death of a Contract Owner during the Annuity Period, the Beneficiary becomes the Contract Owner.

DEATH OF ANNUITANT

Upon the death of the Annuitant, who is not a Contract Owner, during the Accumulation Period, the Contract Owner may designate a new Annuitant, subject to the Company's underwriting rules then in effect. If no designation is made within 30 days of the death of the Annuitant, the Contract Owner will become the Annuitant. If the Contract Owner is a non-natural person, the death of the Annuitant will be treated as the death of the Contract Owner and a new Annuitant may not be designated. (See "Death of Contract Owner During Accumulation Period" on Page __.)

Upon the death of the Annuitant on or after the Annuity Date, the death benefit, if any, will be as specified in the Annuity Option elected. Death benefits will be paid at least as rapidly as under the method of distribution in effect at the Annuitant's death.

PAYMENT OF DEATH BENEFIT

The Company will require due proof of death before any death benefit is paid. Due proof of death will be:


1.  a certified death certificate;


2. a certified decree of a court of competent jurisdiction as to the finding of death; or

3.  any other proof satisfactory to the Company.

All death benefits will be paid in accordance with applicable law or regulations governing death benefit payments.

BENEFICIARY

The Beneficiary designation in effect on the Issue Date will remain in effect until changed. Unless the Contract Owner provides otherwise, the death benefit will be paid in equal shares to the Beneficiary(ies) as follows:



1. to the Primary Beneficiary(ies) who survive the Contract Owner's and/or the Annuitant's death, as applicable; or if there are none

2. to the Contingent Beneficiary(ies) who survive the Contract Owner's and/or the Annuitant's death, as applicable; or if there are none

3.  to the estate of the Contract Owner.


Beneficiaries may be named irrevocably. In that case a change of Beneficiary requires the consent of any irrevocable Beneficiary. If an irrevocable Beneficiary is named, the Contract Owner retains all other contractual rights.

CHANGE OF BENEFICIARY

Subject to the rights of any irrevocable Beneficiary(ies), the Contract Owner may change the Primary Beneficiary(ies) or Contingent Beneficiary(ies). A change must be made by Written Request. The change will take effect as of the date the notice is signed. The Company will not be liable for any payment made or action taken before it records the change.


                              ANNUITY PROVISIONS

ANNUITY GUIDELINES

Once the Contract reaches the Annuity Date, the following guidelines apply:

     1. The Contract Owner may elect to have the Contract Value applied to provide a Variable Annuity, a Fixed Annuity, or a combination Fixed and Variable Annuity. If a combination is elected, the Contract Owner must specify what part of the Contract Value is to be applied to the Fixed and Variable options.

     2. The amount applied to an Annuity Option on the Annuity Date, excluding any death benefit proceeds applied to an Annuity Option, is equal to the Contract Value minus any applicable Premium Tax and Annual Contract Maintenance Charge.

     3. If the amount to be applied under an Annuity Option is less than $2,000, the Company reserves the right to pay the amount in a lump sum. If any Annuity Payment is less than $100, the Company reserves the right to change the payment basis to equivalent quarterly, semi-annual or annual payments.

    4. Contract Owners select an Annuity Date at the Issue Date. Contract Owners may change the Annuity Date at any time prior to the Annuity Date by Written Request 30 days prior to the new Annuity Date. The Annuity Date must be the first day of a calendar month. The Annuity Date cannot be earlier than five years after the Issue Date. The latest permitted Annuity Date is the earlier of: (i) the 90th birthday of the Annuitant or the oldest Joint Annuitant; (ii) the 90th birthday of the Contract Owner or the oldest Joint Owner, or (iii) the latest date permitted under state law.

     5. If no Annuity Option has been chosen at least thirty (30) calendar days before the Annuity Date, the Company will make payments to the Annuitant under Option B, with 10 years of payments guaranteed. Unless specified otherwise, the then current Contract Value allocation shall determine whether a Fixed Annuity or Variable Annuity, or combination Fixed and Variable Annuity will be provided. Therefore, any amounts in the Separate Account will be applied to a Variable Annuity, and any amounts in the Fixed Account will be applied to a Fixed Annuity. Variable Annuity payments will be based on the Sub-Account(s) selected by the Contract Owner, or on the then current allocation of Contract Value among the Sub-Accounts.

ANNUITY PAYMENTS

The Company will make Annuity Payments beginning on the Annuity Date, provided no death benefit has become payable and the Contract Owner has by Written Request selected an available Annuity Option and payment schedule. Except as otherwise agreed to by the Contract Owner and the Company, Annuity Payments will be payable monthly. The Annuity Option and frequency of Annuity Payments may not be changed by the Contract Owner after Annuity Payments begin. Unless the Contract Owner specifies otherwise, the payee of the Annuity Payments shall be the Annuitant.

If the amount of the Annuity Payment will depend on the Age or sex of the Annuitant, the Company reserves the right to ask for satisfactory proof of the Annuitant's (or Joint Annuitant's, if any) Age and sex. The Company reserves the right to delay Annuity Payments until acceptable proof is received.

The Mortality and Expense Risk Charge is assessed during both the Accumulation Period and the Annuity Period. The Company will continue to assess the Mortality and Expense Risk Charge during payment of an Annuity Option that does not involve life contingency even though the Company no longer bears any mortality risk on such payment obligation.

FIXED ANNUITY

A Fixed Annuity provides for payments which do not fluctuate based on investment performance.

Fixed Annuity payments shall be determined by applying the guaranteed Annuity Purchase Rates set forth in the Fixed Annuity Rate Tables contained in the Contract to the portion of the Contract Value allocated to the Fixed Annuity Option selected by the Contract Owner.

VARIABLE ANNUITY

A Variable Annuity provides for payments which may fluctuate based on the investment performance of the Sub-Accounts of the Separate Account. Variable Annuity Payments will be based on the Sub-Accounts Annuity Units credited to the Variable Annuity Option.

ANNUITY UNITS AND PAYMENTS

The dollar amount of each Variable Annuity payment depends on the number of Annuity Units credited to that Annuity Option, and the value of those Units. The number of Annuity Units is determined as follows:

    1. The number of Annuity Units credited in each Sub-Account will be determined by dividing the product of the portion of the Contract Value to be applied to the Sub-Account and the Annuity Purchase Rate by the value of one Annuity Unit in that Sub-Account on the Annuity Date. The purchase rates are set forth in the Variable Annuity Rate Tables in the Contract.

    2. For each Sub-Account, the amount of each Annuity Payment equals the product of the Annuitant's number of Annuity Units and the Annuity Unit Value on the payment date. The amount of each payment may vary.

ANNUITY UNIT VALUE

The value of any Annuity Unit for each Sub-Account of the Separate Account was arbitrarily set initially at $10.

The Sub-Account Annuity Unit Value at the end of any subsequent Valuation Period is determined as follows:

     1. The Net Investment Factor (see page __ for a description) for the current Valuation Period is multiplied by the value of the Annuity Unit for the Sub-Account for the immediately preceding Valuation Period.

     2. The result in (1) is then divided by an assumed investment rate factor. The assumed investment rate factor equals 1.00 plus the assumed investment rate for the number of days since the preceding Valuation Date. The assumed investment rate is based on an effective annual rate of 4%.

The value of an Annuity Unit may increase or decrease from Valuation Period to Valuation Period.

ANNUITY OPTIONS

The Contract Owner may choose periodic Fixed and/or Variable Annuity Payments under any one of the Annuity Options described below. The Company may consent to other plans of payment before the Annuity Date.

The following Annuity Options are available:

Annuity Option A - Life Income.

Periodic payments will be made as long as the Annuitant lives. Under this option it would be possible for only one (1) Annuity Payment to be made if the Annuitant were to die before the due date of the second Annuity Payment; only two (2) Annuity Payments if the Annuitant were to die before the due date of the third Annuity Payment; and so forth.

Annuity Option B - Life Income with Period Certain

Periodic payments will be made for a guaranteed period, or as long as the Annuitant lives, whichever is longer. The guaranteed period may be five (5), ten (10) or twenty (20) years. If the Beneficiary does not desire payments to continue for the remainder of the guaranteed period, he/she may elect to have the present value of the guaranteed Annuity Payments remaining commuted and paid in a lump sum.

Annuity Option C - Joint and Last Survivor Payments

Periodic payments will be made during the joint lifetime of two Annuitants continuing in the same amount during the lifetime of the surviving Annuitant. Under this option it would be possible for only one (1) Annuity Payment to be made if both Annuitants were to die before the due date of the second Annuity Payment; only two (2) Annuity Payments if both Annuitants were to die before the due date of the third Annuity Payment; and so forth.

Annuity Option D - Joint and 2/3 Survivor Annuity

Periodic payments will be made during the joint lifetime of two Annuitants. Payments will continue during the lifetime of the surviving Annuitant and will be computed on the basis of two-thirds of the Annuity Payment (or Units) in effect during the joint lifetime. Under this option it would be possible for only one (1) Annuity Payment to be made if both Annuitants were to die before the due date of the second Annuity Payment; only two (2) Annuity Payments if both Annuitants were to die before the due date of the third Annuity Payment; and so forth.

Annuity Option E - Period Certain

Periodic payments will be made for a specified period. The specified period must be at least five (5) years and cannot be more than thirty (30) years. If the Contract Owner does not desire payments to continue for the remainder of the guaranteed period, he/she may elect to have the present value of the remaining payments commuted and paid in a lump sum or as an Annuity Option purchased at the date of such election. Contract Owners should consult with their tax advisor prior to electing this option.

Annuity Option F - Special Income Settlement Agreement

The Company will pay the proceeds in accordance with terms agreed upon in writing by the Contract Owner and the Company.

                                 DISTRIBUTION

The Contracts will be sold by licensed insurance agents in those states where the Contracts may be lawfully sold. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. and who have entered into distribution agreements with the Company and the principal underwriter (Distributor) for the Contract. Connecticut Mutual Financial Services, LLC. (the "Distributor"), an ultimate subsidiary of Connecticut Mutual serves as the principal underwriter for the Contracts. The Distributor is located at 140 Garden Street, Hartford, Connecticut 06154. The Distributor is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. Commissions and other distribution compensation will be paid by the Company on behalf of the Distributor to selling broker-dealers up to 7.00% of Purchase Payments. The Company, may by agreement with the broker/dealer, pay commissions as a trail commission (up to 1.20% of Contract Values beginning in the first Contract Year) or as a combination of commission at the time of the sale and a trail commission. These alternatives could exceed 7.0% of Purchase Payments.

It is anticipated that the offering of the Contracts will be continuous.


                           PERFORMANCE INFORMATION

MONEY MARKET SUB-ACCOUNT

From time to time, the Company may advertise its "yield" and "effective yield" of the Money Market Sub-Account. Both yield figures are based on historical earnings and are not intended to indicate future performance. The "yield" of the Money Market Sub-Account refers to the income generated by Contract Values in the Money Market Sub-Account over a seven-day period (which period will be stated in the advertisement). This income is "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the Contract Values in the Money Market Sub-Account. The "effective yield" is calculated similarly. However, when annualized, the income earned by Contract Values is assumed to be reinvested. This results in the "effective yield" being slightly higher than the "yield" because of the compounding effect of the assumed reinvestment. The yield figure will reflect the deduction of any asset-based charges and any applicable Annual Contract Maintenance Charge, but not Premium Taxes.

OTHER SUB-ACCOUNTS

From time to time, the Company may advertise performance data for the various other Sub-Accounts under the Contract. Such data will show the percentage change in the value of a Sub-Account's Accumulation Unit based on the performance of the underlying investment vehicle over a period of time, usually a calendar year, determined by dividing the increase (decrease) in value for that Unit by the Accumulation Unit value at the beginning of the period. This percentage figure will reflect the deduction of any asset-based charges and any applicable Annual Contract Maintenance Charges under the Contract, but not Premium Taxes.

Any advertisement will also include total return figures calculated as described in the Statement of Additional Information. The total return figures reflect the deduction of any applicable Annual Contract Maintenance Charge, as well as any asset-based charges, but not Premium Taxes.

The Company has decided to make available yield information with respect to some of the Sub-Accounts. Such yield information will be calculated as described in the Statement of Additional Information. The yield information will reflect the deduction of any applicable Annual Contract Maintenance Charge as well as any asset-based charges.

The Company may also show historical Accumulation Unit values in certain advertisements containing illustrations. These illustrations will be based on actual Accumulation Unit values. In addition, the Company may distribute sales literature which compares the percentage change in Accumulation Unit values for any of the Sub-Accounts against established market indices such as the Standard & Poor's 500 Composite Stock Price Index, the Dow Jones Industrial Average or other management investment companies which have investment objectives similar to the underlying Portfolio being compared. The Standard & Poor's 500 Composite Stock Price Index is an unmanaged, unweighted average of 500 stocks, the majority of which are listed on the New York Stock Exchange. The Dow Jones Industrial Average is an unmanaged, weighted average of thirty blue chip industrial corporations listed on the New York Stock Exchange. Both the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Average assume quarterly reinvestment of dividends. In addition, the Company may, as appropriate, compare each Sub-Account's performance to that of other types of investments such as certificates of deposit, savings accounts and U.S. Treasuries, or to certain interest rate and inflation indices, such as the Consumer Price Index, which is published by the U.S. Department of Labor and measures the average change in prices over time of a fixed "market basket" of certain specified goods and services. Similar comparisons of Sub-Account performance may also be made with appropriate indices measuring the performance of a defined group of securities widely recognized by investors as representing a particular segment of the securities markets. For example, Sub-Account performance may be compared with Donoghue Money Market Institutional Averages (money market rates), Lehman Brothers Corporate Bond Index (corporate bond interest rates) or Lehman Brothers Government Bond Index (long-term U.S. Government obligation interest rates).

The Company may also distribute sales literature which compares the performance of the Contracts and CMFS Series Fund I with the contracts issued through the separate accounts of other insurance companies and their
underlying  funds.   Such information will be derived from the Lipper Variable
Insurance Products Performance Analysis Service, the VARDS Report or from Morningstar.

The Lipper Variable Insurance Products Performance Analysis Service is published by Lipper Analytical Services, Inc., a publisher of statistical data which currently tracks the performance of almost 4,000 investment companies. The rankings compiled by Lipper may or may not reflect the deduction of asset-based insurance charges. The Company's sales literature utilizing these rankings will indicate whether or not such charges have been deducted. Where the charges have not been deducted, the sales literature will indicate that if the charges had been deducted, the ranking might have been lower.

The VARDS Report is a monthly variable annuity industry analysis compiled by Variable Annuity Research & Data Service ("VARDS")of Atlanta and published by Financial Planning Resources, Inc. The VARDS rankings may or may not reflect the deduction of asset-based insurance charges. The Company's sales literature utilizing these rankings will indicate which charges had been deducted. Where the charges have not been deducted, the sales literature will indicate that if the charges had been deducted, the ranking might have been lower.

Morningstar rates mutual funds used with variable contracts against its peers with similar investment objectives. Morningstar does not rate any mutual fund that has less than three years of performance data. The Company's sales literature utilizing these rankings will indicate whether they reflect the deduction of asset-based insurance charges. Where the charges have not been deducted, the sales literature will indicate that if the charges had been deducted, the ranking might have been lower.

                                  TAX STATUS

GENERAL

NOTE: THE FOLLOWING DESCRIPTION IS BASED UPON THE COMPANY'S UNDERSTANDING OF CURRENT FEDERAL INCOME TAX LAW APPLICABLE TO ANNUITIES IN GENERAL. THE COMPANY CANNOT PREDICT THE PROBABILITY THAT ANY CHANGES IN SUCH LAWS WILL BE MADE. PURCHASERS ARE CAUTIONED TO SEEK COMPETENT TAX ADVICE REGARDING THE POSSIBILITY OF SUCH CHANGES. THE COMPANY DOES NOT GUARANTEE THE TAX STATUS OF THE CONTRACTS. PURCHASERS BEAR THE COMPLETE RISK THAT THE CONTRACTS MAY NOT BE TREATED AS "ANNUITY CONTRACTS" UNDER FEDERAL INCOME TAX LAWS. IT SHOULD BE FURTHER UNDERSTOOD THAT THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND THAT
SPECIAL RULES NOT DESCRIBED IN THIS PROSPECTUS MAY BE APPLICABLE IN CERTAIN SITUATIONS. MOREOVER, NO ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS.

Section 72 of the Code governs taxation of annuities in general. A Contract Owner is not taxed on increases in the value of a Contract until distribution occurs, either in the form of a lump sum payment or as Annuity Payments under the Annuity Option selected. For a lump sum payment received as a total withdrawal (total surrender), the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract. For Non-Qualified Contracts, this cost basis is generally the Purchase Payments, while for Qualified Contracts there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates.

For Annuity Payments, a portion of each payment in excess of an exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed Annuity Option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period certain or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable Annuity Option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludable amounts equal the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Contract Owners, Annuitants, and Beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company and its operations form a part of the Company.

DIVERSIFICATION

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the Contract as an annuity contract would result in the imposition of federal income tax to the Contract Owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract. The Code contains a safe harbor provision which provides that annuity contracts such as the Contracts meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than 55% of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies.

On March 2, 1989, the Treasury Department issued Regulations (Treas. Reg. 1.817-5), which established diversification requirements for the investment portfolios underlying variable contracts such as the Contracts. The Regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the Regulations, an investment portfolio will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States Government agency or instrumentality shall be treated as a separate issuer."

The Company intends that all Portfolios of the Trust underlying the Contracts will be managed by the Investment Adviser for the Trust in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which Contract Owner control of the investments of the Separate Account will cause the Contract Owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Contract. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Contract Owner control which may be exercised under the Contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Contract Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Contract Owner to be considered as the owner of the assets of the Separate Account resulting in the imposition of federal income tax to the Contract Owner with respect to earnings allocable to the Contract prior to receipt of payments under the Contract.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the Contract Owner being retroactively determined to be the owner of the assets of the Separate Account.

Due to the uncertainty in this area, the Company reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.

MULTIPLE CONTRACTS

The Code provides that multiple non-qualified annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. Contract Owners should consult a tax adviser prior to purchasing more than one non-qualified annuity contract in any calendar year.

TAX TREATMENT OF ASSIGNMENTS

An assignment or pledge of a Contract may be a taxable event. Contract Owners should therefore consult competent tax advisers should they wish to assign or pledge their Contracts.


INCOME TAX WITHHOLDING

All distributions or the portion thereof which is includible in the gross income of the Contract Owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the Contract Owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate.

Effective January 1, 1993, certain distributions from retirement plans qualified under Section 401 or Section 403(b) of the Code, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement does not apply to: a) distributions for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated beneficiary; or b) distributions for a specified period of ten (10) years or more; or c) distributions which are required minimum distributions. Participants under such plans should consult their own tax counsel or other tax advisor regarding withholding.
TAX TREATMENT OF WITHDRAWALS - NON-QUALIFIED CONTRACTS

Section 72 of the Code governs treatment of distributions from annuity contracts. It provides that if the Contract Value exceeds the aggregate purchase payments made, any amount withdrawn will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are includible in gross income. It further provides that a 10% penalty will apply to the income portion of any distribution. However, the penalty is not imposed on amounts received:
(a) after the taxpayer reaches age 59 1/2; (b) after the death of the Contract Owner; (c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his or her Beneficiary; (e) under an immediate annuity; or (f) which are allocable to purchase payments made prior to August 14, 1982.

The above information does not apply to Qualified Contracts. However, separate tax withdrawal penalties and restrictions may apply to such Qualified Contracts. (See "Tax Treatment of Withdrawals -Qualified Contracts" below.)

QUALIFIED PLANS

The Contracts offered by this Prospectus are designed to be suitable for use under various types of Qualified Plans. Taxation of participants in each Qualified Plan varies with the type of plan and terms and conditions of each specific plan. Contract Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified Plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Contract's administrative procedures. Owners, participants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law. Following are general descriptions of the types of Qualified Plans with which the Contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding Qualified Plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Contract issued under a Qualified Plan.

Contracts issued pursuant to Qualified Plans include special provisions restricting Contract provisions that may otherwise be available as described in this Prospectus. Generally, Contracts issued pursuant to Qualified Plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Qualified Contracts. (See "Tax Treatment of Withdrawals -Qualified Contracts" below.)

On July 6, 1983, the Supreme Court decided in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Contracts sold by the Company in connection with certain Qualified Plans will utilize annuity tables which do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

H.R. 10 PLANS

Section 401 of the Code permits self-employed individuals to establish Qualified Plans for themselves and their employees, commonly referred to as "H.R. 10" or "Keogh" plans. Contributions made to the Plan for the benefit of the employees will not be included in the gross income of the employees until distributed from the Plan. The tax consequences to participants may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all Plans including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. (See "Tax Treatment of Withdrawals
- Qualified Contracts" below.) These retirement plans may permit the purchase of the Contracts to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the Plan, to the participant or to both may result if the Contract is assigned or transferred to any individual as a means to provide benefit payments, unless the Plan complies with all legal requirements applicable to such benefits prior to the transfer of the Contract. Purchasers of Contracts for use with an H.R. 10 Plan should obtain competent tax advice as to the tax treatment and suitability of such an investment.

INDIVIDUAL RETIREMENT ANNUITIES

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's gross income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.) Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a tax-deferred basis into an IRA. Sales of Contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. The Internal Revenue Service has not reviewed the Contract for qualification as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the provision in the Contract comports with IRA qualification requirements. Purchasers of Contracts to be qualified as Individual Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

CORPORATE PENSION AND PROFIT-SHARING PLANS

Sections 401(a) and 401(k) of the Code permit corporate employers to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Contracts to provide benefits under the Plan. Contributions to the Plan for the benefit of employees will not be includible in the gross income of the employees until distributed from the Plan. The tax consequences to participants may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all plans including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.) These retirement plans may permit the purchaser of the Contracts to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the plan, to the participant, or to both may result if the Contract is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits prior to transfer of the Contract. Purchasers of Contracts for use with Corporate Pension or Profit-Sharing Plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

SECTION 457 DEFERRED COMPENSATION ("SECTION 457") PLANS

Under Section 457 of the Code, employees of (and independent contractors who perform services for) certain state and local governmental units, or certain tax-exempt employers, may participate in a Section 457 plan of the employer, allowing them to defer part of their salary or other compensations. The amount deferred, and any income on such amount, will not be taxable until paid or otherwise made available to the employee.

The maximum amount that can be deferred under a Section 457 plan in any tax year is ordinarily one-third of the employee's includible compensation, up to $7,500. Includible compensation means earnings for services rendered to the employer which is includible in the employee's gross income, but excluding any contributions under the Section 457 plan, or a Tax-Sheltered Annuity. During the last three (3) years before an individual attains normal retirement age, additional "catch-up" deferrals are permitted. The deferred amounts will be used by the employer to purchase the Contract. The Contract will be issued to the employer, and all Contract Values will be subject to the claims of the employer's creditors. The employee has no rights or vested interest in the Contract, and is only entitled to payment in accordance with the Section 457 plan provisions. Present federal income tax law does not allow tax-free transfers or rollovers for amounts accumulated in a Section 457 plan, except for transfers to other Section 457 plans in certain limited cases.

TAX TREATMENT OF WITHDRAWALS - QUALIFIED CONTRACTS

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a Qualified Contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Contracts issued and qualified under Code Sections 401 (H.R. 10 and Corporate Pension and Profit-Sharing Plans) and 408(b) (Individual Retirement Annuities). To the extent amounts are not includible in gross income because they have been rolled over to an IRA or to another eligible Qualified Plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the Contract Owner or Annuitant (as applicable) reaches age 59 1/2; (b) distributions following the death or disability of the Contract Owner or Annuitant (as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Contract Owner or Annuitant (as applicable) or the joint lives (or joint life expectancies) of such Contract Owner or Annuitant (as applicable) and his or her designated Beneficiary; (d) distributions to a Contract Owner or Annuitant (as applicable) who has separated from service after he/she has attained age 55; (e) distributions made to the Contract Owner or Annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the Contract Owner or Annuitant (as applicable) for amounts paid during the taxable year for medical care; and (f) distributions made to an alternate payee pursuant to a qualified domestic relations order. The exceptions stated in (d), (e) and (f) above do not apply in the case of an Individual Retirement Annuity. The exception stated in (c) above applies to an Individual Retirement Annuity without the requirement that there be a separation from service.

Generally, distributions from a Qualified Plan must commence no later than April 1 of the calendar year, following the year in which the employee attains age 70 1/2. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed. In addition, distributions in excess of $150,000 per year may be subject to an additional 15% excise tax unless an exemption applies.

CONTRACTS OWNED BY OTHER THAN NATURAL PERSONS

Generally, investment earnings on premiums for Contracts will be taxed currently to the Contract Owner if the Owner is a non-natural person, e.g., a corporation, or certain other entities other than tax-qualified trusts. Such Contracts generally will not be treated as annuities for federal income tax purposes.

                             FINANCIAL STATEMENTS

Financial statements of the Company have been included in the Statement of Additional Information. No financial statements for the Separate Account have been included herein because, as of the date of this Prospectus the Sub-Accounts available under the Contracts offered hereunder had no assets.

                              LEGAL PROCEEDINGS

There are no material pending legal proceedings to which the Separate Account, the Distributor or the Company is a party which would have a negative impact on any party's ability to meet its obligations under the Contracts.

                           TABLE OF CONTENTS OF THE
                     STATEMENT OF ADDITIONAL INFORMATION


Item                                                  Page
----------------------------------------------------  ----
Company.............................................

Experts.............................................

Legal Opinions......................................

Distributor.........................................

Yield Calculation for Money Market Sub-Account......

Performance Information.............................

Annuity Provisions..................................

Financial Statements................................




       __________________

       __________________

       __________________

FRONT
-----
                           C. M. Life Insurance Company
                           Attention: XXXXXXXXXXXX
                           P.O. Box XXXX
                           Hartford, Connecticut 06154






      Please send me, at no charge the Statement of Additional
      Information dated December 29, 1995 for the Individual Deferred
      Variable Annuity Contracts issued by C.M. Multi-Account A.

BACK
----
      (Please print or type and fill in all information.)

      ____________________________________________________
      Name

      ____________________________________________________
      Address

      ______________________________________________________
      City                  State               ZIP Code



                                    PART B

                     STATEMENT OF ADDITIONAL INFORMATION

                INDIVIDUAL VARIABLE DEFERRED ANNUITY CONTRACTS

                       WITH FLEXIBLE PURCHASE PAYMENTS

                                  ISSUED BY

                             C.M. MULTI-ACCOUNT A

                                     AND

                         C.M.  LIFE INSURANCE COMPANY


THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS DATED _____________, FOR THE INDIVIDUAL VARIABLE DEFERRED ANNUITY CONTRACTS WITH FLEXIBLE PURCHASE PAYMENTS WHICH ARE REFERRED TO HEREIN.

THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS CALL
(800)XXX-XXXX OR WRITE THE DISTRIBUTOR: CONNECTICUT MUTUAL FINANCIAL SERVICES, LLC, 140 Garden Street, Hartford, Connecticut 06154.

     THIS STATEMENT OF ADDITIONAL INFORMATION IS DATED ___________, 1995.

                              TABLE OF CONTENTS

                                                                  Page
                                                                  ----

Company.........................................................     3

Experts.........................................................     3

Legal Opinions..................................................     3

Distributor.....................................................     3

Yield Calculation For Money Market Sub-Account..................     3

Performance Information.........................................     4

Annuity Provisions..............................................     5

Financial Statements............................................     5

                                   COMPANY

     Information regarding the Company and its ownership is contained in the Prospectus.

                                   EXPERTS

     The financial statements of the Company as of December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994 have been included herein and have been audited by Arthur Anderson LLP, independent public accountants, in reliance on the reports of said firm, and upon the authority of said firm as experts in accounting and auditing.

                                LEGAL OPINIONS

     Legal matters in connection with the Contracts described herein are being passed upon by the law firm of Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut.

                                 DISTRIBUTOR

      Connecticut Mutual Services, LLC ("CMFS, LLC") is the distributor of the Contracts. CMFS, LLC is a limited liability corporation and a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. CMFS, LLC is an affiliate of C.M. Life Insurance Company and G.R. Phelps & Company, Inc., the investment adviser to Connecticut Mutual Financial Services Series fund I, Inc. The offering is on a continuous basis.

                YIELD CALCULATION FOR MONEY MARKET SUB-ACCOUNT

       The Money Market Sub-Account of the Separate Account will calculate its current yield based upon the seven days ended on the date of calculation.

     The current yield of the Money Market Sub-Account is computed by determining the net change (exclusive of capital changes) in the value of a hypothetical pre-existing Contract Owner account having a balance of one Accumulation Unit of the Sub-Account at the beginning of the period, subtracting the Mortality and Expense Risk Charge, the Administrative Charge and the Annual Contract Maintenance Charge, dividing the difference by the value of the account at the beginning of the same period to obtain the base period return and multiplying the result by (365/7).

     The Money Market Sub-Account computes its effective compound yield according to the method prescribed by the Securities and Exchange Commission. The effective yield reflects the reinvestment of net income earned daily on Money Market Sub-Account assets.

     Net investment income for yield quotation purposes will not include either realized capital gains and losses or unrealized appreciation and depreciation, whether reinvested or not.

     The yields quoted should not be considered a representation of the yield of the Money Market Sub-Account in the future since the yield is not fixed. Actual yields will depend not only on the type, quality and maturities of the investments held by the Money Market Sub-Account and changes in the interest rates on such investments, but also on changes in the Money Market Sub-Account's expenses during the period.

     Yield information may be useful in reviewing the performance of the Money Market Sub-Account and for providing a basis for comparison with other investment alternatives. However, the Money Market Sub-Account's yield fluctuates, unlike bank deposits or other investments which typically pay a fixed yield for a stated period of time.

                           PERFORMANCE INFORMATION

     From time to time, the Company may advertise performance data as described in the Prospectus. Any such advertisement will include total return figures for the time periods indicated in the advertisement. Such total return figures will reflect the deduction of a 1.25% Mortality and Expense Risk Charge, a .15% Administrative Charge, the investment advisory fee for the underlying Portfolio being advertised and any applicable Annual Contract Maintenance Charge.

     The hypothetical value of a Contract purchased for the time periods described in the advertisement will be determined by using the actual Accumulation Unit Values for an initial $1,000 purchase payment, and deducting any applicable Annual Contract Maintenance Charge to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 purchase payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:

                                       n
                                P (1+T) = ERV

P    =  a hypothetical initial payment of $1,000
T    =  average annual total return
n    =  number of years
ERV  =  ending redeemable value at the end of the time periods used (or fractional portion thereof) of a hypothetical $1,000 payment made at the beginning of the time periods used.

In addition to total return data, the Company may include yield information in its advertisements. For each Sub-Account (other than the Money Market Sub-Account) for which the Company will advertise yield, it will show a yield quotation based on a 30 day (or one month) period ended on the date of the most recent balance sheet of the Separate Account included in the registration statement, computed by dividing the net investment income per Accumulation Unit earned during the period by the maximum offering price per Unit on the last day of the period, according to the following formula:

                                                 6
                       Yield = 2 [((a-b)/(cd) + 1) - 1]


Where:

        a = Net investment income earned during the period by the Trust attributable to shares owned by the Sub-Account.

        b =  Expenses accrued for the period (net of reimbursements).

        c = The average daily number of Accumulation Units outstanding during the period.

        d = The maximum offering price per Accumulation Unit on the last day of the period.

Contract Owners should note that the investment results of each Sub-Account will fluctuate over time, and any presentation of the Sub-Account's total return or yield for any period should not be considered as a representation of what an investment may earn or what a Contract Owner's total return or yield may be in any future period.

                              ANNUITY PROVISIONS

A Variable Annuity is an annuity with payments which; (1) are not predetermined as to dollar amount; and (2) will vary in amount with the net investment results of the applicable Sub-Accounts of the Separate Account. Annuity Payments also depend upon the Age of the Annuitant and any Joint Annuitant and the assumed interest factor utilized. The Annuity Table used will depend upon the Annuity Option chosen. The dollar amount of annuity payments after the first is determined as follows;


1. The dollar amount of the first Annuity Payment is divided by the value of a Date. This establishes the number of Annuity Units for each Annuity Payment. The number of Annuity Units remains fixed during the Annuity Period.

2. For each Sub-Account, the fixed number of Annuity Units is multiplied by the Annuity Unit value on each subsequent
    Annuity Payment Date.

3. The total dollar amount of each Variable Annuity Payment is the sum of all Sub-Account Variable Annuity Payments.

(See "Annuity Provisions" in the Prospectus.)

                             FINANCIAL STATEMENTS

     The financial statements of the Company included herein should be considered only as bearing upon the ability of the Company to meet its obligations under the Contracts.

     No financial statements for the Separate Account have been included herein, because, as of the date of this statement of Additional Information, the Sub-Accounts available under the Contract has no assets.

                                    C.M. LIFE INSURANCE COMPANY
                                           BALANCE SHEETS
                                  AS OF DECEMBER 31, 1994 AND 1993
                             ($ IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
                                                 1994       1993
                                                 ----       ----

ASSETS:
Investments:
  Fixed maturities at cost (fair value;
   $684,213 in 1994 and $647,980 in 1993)    $717,291   $627,110
  Equity securities at cost (fair value;
   $2,065 in 1994 and $2,095 in 1993)           1,815      1,815
Mortgage loans on real estate at net
realizable value                               42,038     65,788
Real estate at cost                             1,897      5,362
Policy loans at outstanding balance           109,720     98,215
Cash and cash equivalents                       3,025      5,589
                                              -------    -------

     Total investments                        875,786    803,879
                                              -------    -------

Accrued investment income                      14,023     13,215
Accounts receivable                             5,330      4,317
Amounts due from reinsurers                     1,162      1,229
Other assets                                    2,318      1,709
Assets of Separate Account                    309,672    145,661
                                           ----------  ---------

     TOTAL ASSETS                          $1,208,291   $970,010
                                           ----------   --------

LIABILITIES AND STOCKHOLDER'S EQUITY:
Liabilities:
  Future policy benefits                     $751,808   $698,779
  Policy claims and benefits currently
   payable                                      1,772      1,758
  Indebtedness to related parties               6,965     11,485
  Federal income tax payable                    2,446        441
  Asset valuation reserve                       6,640      6,534
  Other liabilities                             7,906      8,582
  Other deposits                               31,690     15,992
  Transfers due from Separate Account        (14,445)    (7,120)
  Liabilities of Separate Account             309,672    145,661
                                            ---------    -------

     TOTAL LIABILITIES                      1,104,454    882,112
                                            ---------    -------

STOCKHOLDER'S EQUITY:
  Common stock, $200 par value - 50,000
  shares authorized, 12,500 shares
  issued and outstanding                        2,500      2,500
  Additional paid-in capital                   43,759     43,759
  Retained earnings                            57,578     41,639
                                           ----------   --------

     TOTAL STOCKHOLDER'S EQUITY               103,837     87,898
                                           ----------   --------

     TOTAL LIABILITIES AND STOCKHOLDER'S   $1,208,291   $970,010
                                           ==========   ========


The accompanying notes are an integral part of these financial statements.

                                    C.M. LIFE INSURANCE COMPANY
                                      STATEMENTS OF OPERATIONS
                        FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                                          ($ IN THOUSANDS)


                                               1994       1993       1992
                                               ----       ----       ----

REVENUES:
  Premiums and annuity considerations         $111,238   $108,097   $117,785
  Less:  reinsurance ceded                    (54,032)   (56,905)   (60,830)
                                              --------   --------   --------

  Net premiums and annuity considerations       57,206     51,192     56,955
  Net investment income                         59,887     57,460     56,666
  Net realized capital gains (losses) on
  investments                                  (2,533)        459      (380)
  Other income                                     984        363         20
                                               -------    -------    -------

     TOTAL REVENUES                            115,544    109,474    113,261
BENEFITS, LOSSES AND EXPENSES:
  Benefits, claims and settlement expenses     101,243     98,700    111,843
  Acquisition and insurance expenses            24,630     25,436     31,736
  Other expenses                                 4,199      3,004      3,633
  Less:  reinsurance benefits and expenses
   ceded
                                              (45,804)   (50,001)   (54,537)
                                              --------   --------   --------

     TOTAL BENEFITS, LOSSES AND EXPENSES        84,268     77,139     92,675
                                                ------     ------     ------

     INCOME BEFORE FEDERAL INCOME TAX
     EXPENSE                                    31,276     32,335     20,586

FEDERAL INCOME TAX EXPENSE                      13,488     11,241      9,055
                                                ------     ------      -----
     NET INCOME                                $17,788    $21,094    $11,531
                                               =======    =======    =======


The accompanying notes are an integral part of these financial statements.

                                    C.M. LIFE INSURANCE COMPANY
                                 STATEMENTS OF STOCKHOLDER'S EQUITY
                        FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                                          ($ IN THOUSANDS)




                                            1994      1993      1992
                                            ----      ----      ----

Common Stock                             $ 2,500   $ 2,500   $ 2,500
Additional Paid-in Capital                43,759    43,759    43,759

Retained Earnings
  Balance, beginning of year              41,639    21,163    10,155
  Net income                              17,788    21,094    11,531
  Change in asset valuation reserve        (106)   (1,313)       877
  Change in nonadmitted assets           (1,761)       675   (1,004)
  Net unrealized capital gain (loss)          18        84   (1,514)
  Other                                        -      (64)     1,118
                                          ------    ------    ------

  Balance, end of year                    57,578    41,639    21,163
                                          ------    ------    ------


TOTAL STOCKHOLDER'S EQUITY              $103,837   $87,898   $67,422
                                        ========   =======   =======





The accompanying notes are an integral part of these financial statements.

                                    C.M. LIFE INSURANCE COMPANY
                                      STATEMENTS OF CASH FLOWS
                        FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                                          ($ IN THOUSANDS)




                                             1994        1993       1992
                                             ----        ----       ----

CASH PROVIDED:
Premiums and annuity considerations, net
of reinsurance                               $56,346     $49,530    $57,180
Other deposits                               193,970     129,030     25,149
Net investment income                         60,886      58,728     56,147
Commission and expense allowance and
reserve adjustment on reinsurance ceded       22,484      29,576     35,794
Other                                              -       2,106      4,983
                                             -------     -------    -------

                                             333,686     268,970    179,253
                                             -------     -------    -------


Benefits and interest to policyholders
and beneficiaries, net of reinsurance       (43,808)    (28,973)   (38,391)
Acquisition and insurance expenses, net
of reinsurance                              (25,934)    (28,619)   (35,926)
Transfers to Separate Account              (168,913)   (114,917)   (21,605)
Federal income taxes paid                   (10,076)    (11,579)   (12,290)
Other payments, net                         (15,132)    (17,903)    (5,284)
                                            --------    --------    -------

                                           (263,863)   (201,991)  (113,496)
                                           ---------   ---------  ---------

     Net cash provided by operations          69,823      66,979     65,757

Proceeds from the disposition of fixed
maturities and mortgage loans on real
estate                                       249,038     348,263    199,831
Other cash provided                                -         855      5,725
                                             -------     -------    -------

     Total cash provided                     318,861     416,097    271,313
                                             -------     -------    -------


CASH APPLIED:
Purchases of fixed maturities                320,272     408,017    274,590
Purchase of equity securities                      -         296      2,330
Other applications                             1,153       3,974      1,601
                                               -----       -----      -----

     Total cash applied                      321,425     412,287    278,521
                                             -------     -------    -------


Net increase (decrease) in cash and cash
equivalents                                  (2,564)       3,810    (7,208)

CASH AND CASH EQUIVALENTS:
Beginning of year                              5,589       1,779      8,987
                                               -----       -----      -----

End of year                                   $3,025      $5,589     $1,779
                                              ======      ======     ======


The accompanying notes are an integral part of these financial statements.

                          C.M. LIFE INSURANCE COMPANY
                         NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992
                                ($ IN THOUSANDS)


1.  Organization:
    ------------


  C.M. Life Insurance Company (C.M. Life) is a wholly owned stock life insurance subsidiary of Connecticut Mutual Life Insurance Company (Connecticut Mutual).


2.  Summary of Significant Accounting Policies:
    ------------------------------------------


  C.M. Life's financial statements have been prepared in conformity with accounting practices and procedures of the National Association of Insurance Commissioners (NAIC) as prescribed or permitted by the Insurance Department of the State of Connecticut, which are considered to be generally accepted accounting principles for wholly owned stock life insurance subsidiaries of mutual life insurance companies. (see Note 2.h.).

  The principal accounting practices currently followed by C.M. Life are as follows:

    a. Assets - Assets are stated at amounts reported to state regulatory authorities. Certain assets, such as prepaid agent commissions and other prepaid expenses, are excluded from the balance sheet and amounted to $2,684 and $923 as of December 31, 1994 and 1993.
    b. Investments - Investments are valued in accordance with procedures prescribed by the NAIC. Fixed maturities eligible for amortization are reported at amortized cost. Equity securities of preferred stock are reported at cost. Mortgage loans on real estate are reported at the unpaid principal balance unless delinquent, at which time they are reported at the lower of the unpaid balance or fair value. Investments in real estate which have been identified for sale within the next twelve months are reported at the lower of cost, less accumulated depreciation of $187 and $124 at December 31, 1994 and 1993, respectively, or market value. Investments for real estate which have been identified as held for investment are reported at the lower of cost, less accumulated depreciation of $0 and $466 at December 31, 1994 and 1993, respectively, or market value. The Company calculates depreciation for its real estate investments using principally the straight line method. Policy loans are reported at the aggregate amount of the unpaid balances. Short-term investments are reported at amortized cost, which approximates fair value.

        The Company maintains an Interest Maintenance Reserve (IMR) for all fixed income investments and establishes a liability/asset to defer all interest rate related realized capital gains and losses, net of taxes, as they occur. The deferral is subsequently amortized to net investment income over the period remaining to maturity of the assets sold. All other realized gains and losses are reported in the Statements of Operations upon sale. Unrealized capital gains and losses are reported as additions to or reductions from equity.

        The Asset Valuation Reserve (AVR), prescribed by the NAIC, provides for possible decline in the value of bonds, stocks, mortgage loans, real estate and other invested assets. This reserve contains different components, each designed to address specific asset risks. Changes in the AVR are charged or credited directly to equity. The AVR increased by $106 and $1,313 in 1994 and 1993, respectively.

        Investments which exceeded 10% of total stockholder's equity are as follows:

                                             1994        1993
                                             ----        ----

        Mortgage loans on real estate:
            J.L. Associates LTD PTR          None     $15,200



        The Company uses derivative instruments (as defined in FAS No. 119) which include options and futures, to hedge equity exposure and to hedge reinvestment of proceeds from major anticipated transactions. During 1994 interest rate futures were acquired to hedge the reinvestment of anticipated proceeds from a bulk mortgage sale. The actual gain of $95 was amortized over the expected term of the assets acquired with the mortgage sale proceeds. During 1993 no futures and options were utilized to hedge equity exposures.

        There were no fixed maturities greater than 10% of stockholder's equity as of December 31, 1994 and 1993.

        C.M. Life has loans overdue more than 12 months as follows:

                                               1994    1993
                                               ----    ----

        Defaults on mortgages: (non-income
          producing for 12 months)            $2,774   None

   c. Disclosure of the Fair Value of Financial Instruments - Fair value is defined as "the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale." (Fair value estimates, methods and significant assumptions are disclosed in the relevant footnotes.)

   d. Reserves for Payment of Future Benefits: Reserves for payment of future benefits on life insurance, developed by accepted actuarial methods, are established and maintained primarily on the Commissioners' Reserve Valuation Method utilizing the 1980 Commissioners' Standard Ordinary Mortality Table with interest rates of 4%-4 1/2%. Reserves for single premium deferred annuities are calculated based on the Commissioners' Annuity Reserve Valuation Method utilizing the change in fund method and assuming interest on changes in funds of 7.0%, 7.5% and 8.25% in 1994, 1993, and 1992 respectively. Additional reserves are maintained for contracts where the cash surrender value exceeds the actuarially determined reserve.

   e. Separate Accounts: Separate accounts include the assets and liabilities of certain annuity contracts that must be segregated from C.M. Life's general assets under the terms of the contracts. The assets consist primarily of marketable securities reported at market value. Reserves for these annuity contracts have been established using assumed interest rates and valuation methods that will provide reserves at least as great as those required by law and contract provisions. Transfers due from Separate Account, a contra-liability, represents Separate Account liabilities in excess of Separate Account reserves.

   f. Premiums and Insurance Operating Expenses: Premiums are reported as income when due. Commissions and other costs relating to the solicitation, underwriting and issuance of new contracts are reported as acquisition and insurance expenses in the year incurred.

   g. Cash Equivalents: For purposes of the Statements of Cash Flows, C.M. Life considers all highly liquid short-term investments with a maturity of three months or less from the date of purchase to be cash equivalents. The carrying amounts reported approximate those assets' fair value.

   h.   New Accounting Pronouncements:  The Financial Accounting Standards Board
        (FASB) has issued an interpretation declaring that financial statements of mutual life insurance companies, and their wholly owned subsidiaries, which are prepared on the basis of statutory accounting principles, will no longer be considered to be in conformity with GAAP. This interpretation applies to financial statements issued for fiscal years beginning after December 15, 1995. Certain accounting principles for mutual life insurance companies, which will be required to be in compliance with GAAP, were also issued by the FASB and the American Institute of Certified Public Accountants in January 1995. The financial statement impact of adopting these accounting principles has not been determined by the Company. The effect of initially adopting the FASB interpretation shall be reported retroactively through restatement of all previously issued financial statements presented for comparative purposes for fiscal years beginning after December 15, 1992.

        Financial Accounting Standard (FAS) No. 120, Accounting and Reporting by Mutual Life Insurance Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts, which was issued in January 1995 extends the requirements of FASB statements Nos. 60 (Accounting and Reporting by Insurance Enterprises), 97 (Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and For Realized Gains and Losses From the Sale of Investments) and 113 (Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts) to C.M. Life.

        The impact of adopting these accounting standards on C.M. Life's financial position or results of operations is not known or reasonably estimable at this time.


   i. Reclassifications: The 1993 and 1992 financial statements and Notes to Financial Statements reflect certain reclassifications to conform with the 1994 presentation.


3.  Federal Income Taxes:
    --------------------

  C.M. Life is included in Connecticut Mutual's consolidated Federal income tax return and, in accordance with a written tax-sharing agreement, makes a provision for payment to Connecticut Mutual based on its income included in Connecticut Mutual's consolidated taxable income. This provision is based on income which is currently taxable.


4.  Stockholder's Equity:
    --------------------


  The Board of Directors of Connecticut Mutual has authorized the contribution of funds to C.M. Life sufficient to meet the capital requirements of all states in which C.M. Life is licensed to do business. Substantially all of the statutory stockholder's equity is subject to dividend restrictions relating to various state regulations which limit the payment of dividends without prior approval.

5.  Reinsurance:
    -----------


  C.M. Life reinsures (cedes) a portion of its life insurance business to Connecticut Mutual and other insurers, in order to reduce insurance risk. C.M. life's retention limit per individual insured is $4 million; the portion of the risk exceeding the retention limit is reinsured with other insurers.

  The reinsurance contract with Connecticut Mutual is a modified coinsurance quota-share treaty. Under the treaty C.M. Life cedes 50% of the premiums on universal life policies issued in 1985 and 75% of the premiums with issue dates on or after January 1, 1986. In return Connecticut Mutual pays C.M. Life a stipulated expense allowance, death and surrender benefits, and a modified coinsurance adjustment. Reserves for payment of future benefits for the ceded policies are retained by C.M. Life.
  C.M. Life also has a stop-loss agreement with Connecticut Mutual under which C.M. Life cedes claims which, in aggregate, exceed $18,348 in 1994, $16,431 in 1993 and $16,443 in 1992. In 1994, 1993, and 1992, the limit was not exceeded. The agreement was amended and renewed in 1994 for a duration of three years. The amended maximum coverage is $25,000. C.M. Life paid approximately $435, $446 and $478 in premiums under the agreement in 1994, 1993 and 1992, respectively.

  C.M. Life is contingently liable with respect to ceded reinsurance in the event any reinsurer is unable to fulfill its contractual obligations.

6.  Investments:
    -----------


  Fixed maturities:
  ----------------


  The carrying value and estimated fair value of investments in fixed maturities as of December 31, 1994 and 1993 are as follows:

1994                                         Gross       Gross      Estimated
                                Carrying   Unrealized  Unrealized     Fair
                                 Value       Gains       Losses       Value
                                 -----       -----       ------       -----

     U.S. Government              $62,501 $         -   $   1,874      $60,627

     Special Revenue and
       Special Assessment
       Obligations and all
       Non-guaranteed Obli-
       gations of Government
       Agencies, Authorities,
       and Subdivisions             4,373           -         375        3,998

     Foreign Government,
       Province & Municipal        16,175         117         904       15,388

     Public Utility                38,773         227       1,605       37,395

     Mortgage Backed
       Obligations                167,641         533      12,184      155,990

     Industrial and
       Miscellaneous              427,828         967      17,980      410,815
                                ---------   ----------------------  ----------

     Total Fixed Maturities      $717,291      $1,844     $34,922     $684,213
                                =========  =======================  ==========

1993                                         Gross       Gross      Estimated
                                Carrying   Unrealized  Unrealized     Fair
                                 Value       Gains       Losses       Value
                                 -----       -----       ------       -----

     U.S. Government            $  24,015     $   906  $        -   $   24,921

     Special Revenue and
       Special Assessment
       Obligations and all
       Non-guaranteed Obli-
       gations of Government
       Agencies, Authorities,
       and Subdivisions             5,000           -           -        5,000

     Foreign Government,
       Province & Municipal        23,511         620         529       23,602

     Public Utility                34,162       1,577          99       35,640

     Mortgage Backed
       Obligations                135,309       3,505         706      138,107

     Industrial and
       Miscellaneous             405,113       16,477         881      420,710
                               ---------  -----------------------   ----------

     Total Fixed Maturities     $627,110      $23,085      $2,215     $647,980
                               =========  =======================   ==========


  The carrying value and estimated fair value of C.M. Life's fixed maturities at December 31, 1994, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties.

                                                        Estimated
                                           Carrying        Fair
                                             Value        Value
                                             -----        -----

Due in one year or less                      $ 26,429     $ 26,509
Due after one year through five years         339,561      328,984
Due after five years through ten years        176,968      166,335
Due after ten years                             6,692        6,395
Mortgage-backed securities                    167,641      155,990
                                          -----------    ---------

  Total                                      $717,291     $684,213
                                          ===========    =========

TABLE>

  Proceeds from sales of fixed maturities were $224,884, $334,801 and $182,572 for 1994, 1993 and 1992, respectively. Gross gains of $1,358, $5,931 and $1,444 and gross losses of $4,439, $1,016 and $3,650 were realized on those sales for 1994, 1993 and 1992, respectively.

  The estimated fair value for the public bonds is based on the quoted market price from various external bond pricing services. Private bonds are assigned an internal quality rating which parallels independent rating agency criteria and is consistent with NAIC ratings. The fair value of these bonds is estimated by discounting the expected future cash flows using a current discount rate based on the quality rating and maturity of the specific instruments.


  Equity Securities:
  ------------------


  Equity securities consist solely of preferred stock which is reported at cost, the estimated fair value of which is $2,065 and $2,095 as of December 31, 1994 and 1993, respectively. The estimated fair value for the equity securities is based on quoted market prices from national securities exchanges and over-the-counter markets.


  Mortgage Loans on Real Estate:
  -----------------------------


  The following table provides a breakdown of the carrying value of mortgage loans on real estate by geographical location:

                                    1994              1993
                                    ----              ----

      United States
         Northeast                   $22,111         $  23,425
         South Atlantic               13,090            16,615
         North Central                     -            18,784
         South Central                 3,462             3,498
         West                          3,375             3,466
                                ------------      ------------

            Total                    $42,038          $ 65,788
                                ============      ============



  Outstanding mortgages whose terms have been modified aggregated $24,034 and $26,196 which represents 57.2% and 39.8% of the total portfolio as of December 31, 1994 and 1993, respectively. Income recognized during 1994, 1993 and 1992 on these restructured loans was $1,379, $1,495 and $1,018, respectively. Income that would have been recognized during 1994, 1993 and 1992 on these loans, if such loans had been current in accordance with their original terms and had been outstanding throughout the year, was $2,296, $2,568 and $1,851, respectively.

  C.M. Life has loans either overdue more than three months or in the process of foreclosure of $2,774 and $43 at December 31, 1994 and 1993, respectively. Additionally, C.M. Life has properties which it acquired in satisfaction of debt of $1,897 and $5,362 at December 31, 1994 and 1993, respectively.

  The estimated fair value for mortgages was $40,241 and $64,528 at December 31, 1994 and 1993, respectively. The value for performing mortgages is determined by discounting the expected future cash flows using the current interest rates at which similar loans would be made to borrowers with similar credit ratings and remaining maturities. The non-performing mortgages are valued based on a discounted cash flow analysis on the underlying collateral using the current market rate for similar collateral.


 7. Policy loans:
    ------------


  Policy loans are issued with either fixed or variable interest rates, depending upon the terms of the policies. For those loans with fixed interest rates, the interest rates range from 5% to 8%. Since policy loans do not have defined maturities, management believes it is not practicable to estimate the fair value of fixed policy loans. For loans with variable interest rates, the rates are adjusted annually based upon changes in a corporate bond index and are stated at fair value.

  The carrying value of policy loans as of December 31, 1994 and 1993 is as follows:

                                     1994              1993
                                     ----              ----

      Fixed                       $     1,639       $     1,603
      Variable                        108,081            96,612
                                -------------      ------------

                                    $ 109,720        $   98,215
                                =============      ============



 8.  Fair Value Disclosure of Other Financial Instruments:
     ----------------------------------------------------


  The Company has identified certain liabilities as financial instruments that require fair value disclosure. The following methods and assumptions were used to estimate the fair value of each class of these instruments for which it is practicable to estimate the value.

  Since supplementary contracts may be perceived as deposit liabilities with defined maturities, the Company has determined fair value based on the discounted value of amounts payable at maturity of the contract. Discount rates used to determine fair value range from 6.5% to 7.9%. All other deposit liabilities are not considered to have defined maturities. The Company has determined fair value for these contracts to be equal to the cash surrender value, which is that amount which is payable to policyholders on demand.

  The estimated fair values for liabilities, which the Company has identified as investment contracts and borrowed funds, are as follows:

                                        1994                       1993
                                        ----                       ----

                                              Estimated                Estimated
                              Carrying          Fair     Carrying        Fair
                               Value            Value     Value          Value
                               -----            -----     -----          -----

  Financial Liabilities
  ---------------------

  Future Policy Benefits
     Annuity Reserves -
        Accumulation Phase     $30,239          $28,868   $21,140        $22,308
  Other Deposits                31,690           29,484    15,992         15,884
  Other Liabilities
     Funds Deposited Under
        Income Settlements -
        Supplementary
        Contracts Without
        Life Contingencies         270              260      262             262
  Liabilities of
  Separate Account             309,672          309,672   145,661        145,661

9.  Related Party Transactions:
    --------------------------


  Connecticut Mutual allocates certain expenses to C.M. Life for providing operating facilities, human resources, computer software development and managerial services. Total expenses allocated to C.M. Life were approximately $16,412, $18,831 and $24,590 in 1994, 1993 and 1992, respectively.

10. Net Investment Income:
    ---------------------


     Net Investment Income is comprised of the following:

                                             1994      1993      1992
                                             ----      ----      ----

          Fixed maturities                  $47,658   $43,983   $42,908
          Mortgage loans on real estate       4,383     5,813     6,507
          Policy loans                        7,925     7,448     7,785
          Amortization of IMR                   309       251     (239)
          Other                               1,449     1,844     1,383
                                              -----     -----     -----

              Total investment income        61,742    59,339    58,344
          Less:  Applicable investment
          expenses                            1,837     1,879     1,678
                                              -----     -----     -----

          Net investment income             $59,887  $ 57,460  $ 56,666
                                            =======  ========  ========

  Net investment income and realized gains and losses applicable to the Separate Account are not included in C.M. Life's net investment income and realized gains and losses reported in the Statement of Operations.

       Realized and Unrealized Gains and Losses:
       ----------------------------------------


  The cost of investments sold is determined by the specific identification method. Realized gains and losses and the change in the difference between market value and cost for fixed maturities and equity securities are summarized as follows:

                                      1994          1993          1992
                                      ----          ----          ----

  Realized Gains and Losses:
       Fixed Maturities:
          Realized gains          $   1,358    $     5,931    $     1,444
          Realized losses            (4,439)        (1,016)        (3,650)
                                  ----------   ------------   ------------

                                     (3,081)         4,915         (2,206)
                                  ----------   -----------    ------------

        Equity Securities:
          Realized gains                  -              4              -
          Realized losses                 -              -              -
                                  ---------    -----------    -----------

                                          -              4
                                  ---------    -----------    ------------

        Real Estate:
          Realized gains                 -               -              -
          Realized losses           (2,158)              -              -
                                  ---------    -----------    -----------

                                    (2,158)              -              -
                                  ---------    -----------    -----------

        Mortgage Loans:
          Realized gains                 -              -              -
          Realized losses           (2,093)           (13)           (25)
                                  ---------    -----------    -----------

                                    (2,093)           (13)           (25)
                                  ---------    -----------    -----------


        (Gains)/Losses                4,799        (4,447)          1,851
  Transferred to IMR
         Net Realized Capital
         Gains/(Losses)

                                  $  (2,533)   $       459    $     (380)
                                  ==========   ===========    ===========


  Unrealized Gains and Losses:
         Fixed Maturities:
         Net unrealized gains
         (losses),end of year     $ (33,077)   $    20,870    $    16,497
         Net unrealized gains,
          beginning of year          20,870         16,497         20,035
                                  ---------    -----------    -----------

         Change in unrealized
         gains or losses on
         fixed maturities         $ (53,947)   $     4,373    $    (3,538)
                                  ==========   ===========    ============

  The change in unrealized gains and (losses) for equity securities were $(30), $50 and $105 as of December 31, 1994, 1993 and 1992, respectively.


12.  Contingencies:
     -------------


  In the normal course of its business operations, C.M. Life is involved in litigation from time to time with claimants, beneficiaries and others. Several lawsuits were pending at December 31, 1994. In the opinion of management, the ultimate liability, if any, arising from this litigation is not expected to have a material adverse effect on the financial position of C.M. Life.

                                    PART C

PART C
OTHER INFORMATION


Item 24.     Financial Statements and Exhibits

      a.     FINANCIAL STATEMENTS

The following financial statements of the Company are included in Part B hereof:


1.  Report of Independent Public Accountants.

2.  Balance Sheets as of December 31, 1994 and 1993.

3.  Statements of Operations for the Years Ended December 31, 1994, 1993 and 1992.

4.  Statements of Stockholder's Equity for the Years Ended December 31, 1994, 1993 and 1992.

5.  Statements of Cash Flows for the Years Ended December 31, 1994, 1993 and 1992.

6.  Notes to Financial Statements - December 31, 1994, 1993 and 1992.

No financial statements for the Separate Account have been included herein because, as of the date of this Prospectus, the Sub-Accounts available under the Contract offered hereunder had no assets.

      b.     EXHIBITS


 1. Resolution of Board of Directors of the Company authorizing the establishment of the Separate Account.*

 2.  Not Applicable.

 3.  (i)  Form of Principal Underwriting Agreement**
     (ii) Form of Broker/Dealer Agreement**
     (iii)Form of Producer's Agreement**

 4.  Individual Variable Deferred Annuity Contract.**

 5.  Application Form.**



 6.  (i)  Copy of Articles of Incorporation of the Company.**
     (ii) Copy of the Bylaws of the Company.**

 7.  Not Applicable.

 8.  Form of Fund Participation Agreement.**

 9.  Opinion and Consent of Counsel.**

10.  Consent of Independent Accountants.**

11.  Not Applicable.

12.  Not Applicable.

13.  Not Applicable.

14.  Not Applicable.

15.  Powers of Attorney.**

     * Incorporated by reference to Registrant's Form N-4 filed on August 11, 1994.
    ** Incorporated by reference to Registrant's Form N-4 filed on August 9,
1995.

Item 25.     Directors and Officers of the Depositor
             _______________________________________

     The following are the Executive Officers and Directors of the Company:


Name and Principal     Position and Offices
Business Address*      with Depositor
---------------------  -------------------------------------------

John D. Loewenberg     Director and Executive Vice President

David E. Sams, Jr.     Director, Chairman and President

J. Brinke Marcuccilli  Director and Chief Financial Officer

Emelia M. Bruno        Controller

Scott C. Peter         Treasurer

Anne Melissa Dowling   Vice President and Chief Investment Officer

David J. Beed          Vice President

Maureen Ford           Vice President

Ann F. Lomeli          Secretary

Donald A. Skokan       Actuary

Michael Iskra          Assistant Treasurer

John A. Hubbard        Actuary

* The Principal Business Address for all personnel is 140 Garden Street, Hartford, Connecticut 06154.

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant
             _______________________________________________________________

C.M. Life Insurance Company is 100% owned by Connecticut Mutual Life Insurance Company.

       The discussion that follows indicates those entities owned directly or indirectly by Connecticut Mutual Life Insurance Company.

                  CONNECTICUT MUTUAL LIFE INSURANCE COMPANY
                   ________________________________________

                                 SUBSIDIARIES
                                 ___________

                                As of 06/27/95
                                _____________


CM ADVANTAGE, INC.
__________________

This is a Connecticut corporation incorporated February 27, 1984. Its business is acting as general partner in real estate limited partnerships. DHC, Inc. owns all the outstanding stock.

CM ASSURANCE COMPANY
____________________

This is a Connecticut corporation incorporated July 23, 1986 (CM Insurance Company) and renamed December 15, 1987. The type of business - life insurance, endowments, annuities, accident, disability and health insurance. Connecticut Mutual owns all the stock.

CM BENEFIT INSURANCE COMPANY
____________________________

This is a Connecticut corporation incorporated in April 22, 1986 as CM Pension Insurance Company and renamed CM Benefit Insurance Company on December 15, 1987. Type of business - life insurance, endowments, annuities, accident, disability and health insurance. Connecticut Mutual own all the stock.

CM INSURANCE SERVICES, INC.
__________________________

A Connecticut corporation incorporated July 20, 1981 as DIVERSIFIED INSURANCE SERVICES OF AMERICA, INC. and renamed as CM Insurance Services, Inc. on June 23, 1992. Type of business - the sale of, solicitation for, or procurement or making of insurance or annuity contracts and any other type of contract sold by insurance companies. DHC, Inc. owns all the issued and outstanding stock. CM INSURANCE SERVICES, INC. (Arkansas)
______________________________________

An Arkansas corporation incorporated January 11, 1982 as Diversified Insurance Services Agency of America and renamed CM Insurance Services, Inc. on October 19, 1992. Type of business - the sale of, solicitation for, or procurement or making of insurance or annuity contracts and any other type of contract sold by insurance companies. CM Insurance Services, Inc. owns all of the issued and outstanding common stock.

CM INSURANCE SERVICES, INC. (Texas)
___________________________________

A Texas corporation incorporated April 16, 1982 and renamed CM Insurance Services, Inc. Type of business - the sale of, solicitation for, or procurement or making of insurance or annuity contracts and any other type of contract sold by insurance companies. CM Insurance Services, Inc. controls 100 shares (100%) of the issued and outstanding common stock through a voting trust.

CM INTERNATIONAL, INC.
______________________

A Delaware corporation incorporated July 25, 1985. Type of business - holding a mortgage pool and issuance of collateralized mortgage obligations. DHC, Inc. owns all the outstanding stock.

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
____________________________________________

This is a Maryland corporation incorporated December 9, 1981 as Connecticut Mutual Liquid Account, Inc. It is a diversified open-end management investment company. As of 3/31/94, Connecticut Mutual and its various subsidiaries owned approximately 30% of its shares.

CONNECTICUT MUTUAL FINANCIAL SERVICES SERIES FUND I, INC.
_________________________________________________________

This is a Maryland corporation organized August 17, 1981. It is a diversified open-end management investment company. Shares of the fund are sold to Connecticut Mutual and its affiliates, primarily CML's Panorama separate account.

CONNECTICUT MUTUAL FINANCIAL SERVICES, LLC
__________________________________________

A Connecticut limited liability corporation formed November 10, 1994. It is a registered broker-dealer. Connecticut Mutual has a 99% ownership interest and CM Strategic Ventures, Inc. has a 1% ownership interest.

C. M. LIFE INSURANCE COMPANY
____________________________

A Connecticut corporation incorporated April 25, 1980. Its business is the sale of life insurance, endowments, annuities, accident, disability and accident and health insurance. Connecticut Mutual owns all the common stock.

CM PROPERTY MANAGEMENT, INC.
____________________________

A Connecticut corporation incorporated December 27, 1976 as URBCO, Inc., and renamed CM Property Management, Inc. on October 7, 1991. Type of business - Real estate holding company. DHC, Inc. owns all the stock.

STRATEGIC VENTURES, INC.
___________________________

A Connecticut corporation incorporated October 26, 1987. It acts as general partner in limited partnerships. All outstanding stock is held by G.R. Phelps & Co., Inc.

CM TRANSNATIONAL S.A.
_____________________

A Luxembourg corporation incorporated July 8, 1987. Type of business - life insurance endowments and annuity contracts. Connecticut Mutual owns 99.7% and DHC, Inc. owns the remaining 0.3% of outstanding stock.

CML INVESTMENTS I CORP.
_______________________

A Delaware corporation incorporated December 26, 1991. This company is organized to authorize, co-issue, sell and deliver jointly with CML Investments I L.P. bonds, notes or other obligations secured by primarily non-investment grade corporate debt obligations and other collateral. CML Investments I L.P. owns all the outstanding stock (State House I Corp. is the General Partner of CML Investments I L.P.).

DHC, INC.
_________

A Connecticut corporation incorporated December 27, 1976. Type of business - holding company. Connecticut Mutual owns all the stock.

DIVERSIFIED INSURANCE SERVICES AGENCY OF AMERICA, INC. (DISA Ohio)
__________________________________________________________________

An Ohio corporation incorporated March 18, 1982. Type of business - the sale of, solicitation for, or procurement or making of insurance or annuity contracts and any other type of contract sold by insurance companies. CMI Insurance services, Inc. holds 100 shares (100%) of the issued and outstanding Class B (non-voting) common. In addition, it controls 1 share (100%) of the issued and outstanding Class A (voting) common through a voting trust.

DIVERSIFIED INSURANCE SERVICES AGENCY OF AMERICA, INC. (DISA Massachusetts)
___________________________________________________________________________

A Massachusetts corporation incorporated March 18, 1982. Type of business - the sale of, solicitation for, or procurement or making of insurance or annuity contracts and any other type of contract sold by insurance companies. CM Insurance Services, Inc. owns all of the issued and outstanding stock.

DIVERSIFIED INSURANCE SERVICES AGENCY OF AMERICA, INC. (DISA Alabama)
_____________________________________________________________________

An Alabama corporation incorporated January 21, 1982. Type of business - the sale of, solicitation for, or procurement or making of insurance or annuity contracts and any other type of contract sold by insurance companies. CM Insurance Services, Inc. owns all of the issued and outstanding stock.

DIVERSIFIED INSURANCE SERVICES AGENCY OF AMERICA, INC. (DISA New York)
______________________________________________________________________

A New York corporation incorporated January 20, 1982. Type of business - the sale of, solicitation for, or procurement or making of insurance or annuity contracts and any other type of contract sold by insurance companies.
CM Insurance Services, Inc. owns all of the issued and outstanding common stock.

DIVERSIFIED INSURANCE SERVICES AGENCY OF AMERICA, INC. (DISA Hawaii)
____________________________________________________________________

A Hawaii corporation incorporated January 13, 1982. Type of business - the sale of, solicitation for, or procurement or making of insurance or annuity contracts and any other type of contract sold by insurance companies.
CM Insurance Services, Inc. owns all of the issued and outstanding common stock.

G.R. PHELPS & CO., INC.
_______________________

A Connecticut corporation incorporated December 27, 1976 as AGCO, Inc., renamed Connecticut Mutual Financial services, Inc. on February 10, 1981, renamed again to G.R. Phelps & Co. on May 31, 1989. Type of business - broker/dealer and investment advisor. DHC, Inc. owns all the outstanding stock.

STATE HOUSE I CORPORATION
_________________________

A Delaware corporation incorporated December 26, 1991. This company is organized to (a) act as a general partner of CML Investments I L.P. which will authorize, issue, sell and deliver, both by itself and jointly with CML Investments I Corp. bonds, notes or other obligations secured by primarily non-investment grade corporate debt obligations; (b) to act as general partner of State House I L.P. which will hold a limited partnership interest in CML Investments I L.P.
DHC, Inc. owns all of the outstanding stock.

SUNRIVER PROPERTIES, INC. - SHELL CORPORATION
______________________________________________
This is an Oregon corporation incorporated February 8, 1965. It is not actively engaged in any business. However, its name is a valuable asset which is associated with a development project in which CML has a substantial interest.

URBAN PROPERTIES
________________

A Delaware corporation incorporated March 30, 1970. Type of business - general partner in limited partnerships, real estate holding and development
company.   DHC, Inc. owns all the outstanding stock.27.     Number of Contract
Owners
             _________________________

             Not Applicable

Item 28.     Indemnification
             _______________

             The Bylaws of the Company provide that:

The following provisions regarding the Indemnification of Directors and Officers of the Registrant are applicable: Connecticut Law. Except where an applicable insurance policy is procured, Connecticut General Statutes ("C.G.S.") Section 33-320a is the sole source of indemnification rights for directors and officers of Connecticut corporations and for persons who may be deemed to be controlling persons by reason of their status as a shareholder, director, officer, employee or agent of a Connecticut corporation. Under C.G.S. Section 33-320a, a corporation shall indemnify any director or officer who was or is a party, or was threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter referred to as "proceeding") by virtue of the fact that he or the person whose legal representative he is: (i) is or was a director or officer of the corporation;
(ii) while a director or an officer of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise (hereinafter referred to as "enterprise"), other than an employee benefit plan or trust; or (iii) while a director or an officer of the corporation, is or was a director or officer serving at the request of the corporation as a fiduciary or an employee benefit plan or trust maintained for the benefit of employees of the corporation or any other enterprise, against "covered expenditures" if (and only if) his conduct met the applicable statutory eligibility standard. The types of expenditures which are covered and the statutory eligibility standard vary according to the type of proceeding to which the director or officer is or was a party or was threatened to be made a party.

According to C.G.S. Section 33-320a, in non-derivative proceedings other than ones brought in connection with an alleged claim based upon the purchase or sale by a director or officer of securities of the corporation or of another enterprise, which the director or officer serves or served at the request of the corporation, the corporation shall indemnify a director or officer against judgments, fines, penalties, amounts paid in settlement and reasonable expenses, including attorneys' fees, actually incurred by him in connection with the proceeding, or any appeal therein, if and only if he acted (i) in good faith and (ii) in a manner he reasonably believed to be in the best interests of the corporation or, in the case of a person serving as a fiduciary of any employee benefit plan or trust, in a manner he reasonably believed to be in the best interests of the corporation or in the best interest of the participants and beneficiaries of such employee benefit plan or trust and consistent with the provisions of such employee benefit plan or trust. However, where the proceeding brought is criminal in nature, C.G.S.
Section 33-320a requires that the director or officer must satisfy the additional condition that he had no reasonable cause to believe that his conduct was unlawful in order to be indemnified. A director or officer also will be entitled to indemnification as described above if (i) he is successful on the merits in the defense of any non-derivative proceeding brought against him or (ii) a court shall have determined that in view of all the circumstances he is fairly and reasonably entitled to be indemnified. The decision about whether the director or officer qualifies for indemnification under C.G.S. Section 33-320a may be made (i) in writing by a majority of those members of the board of directors who were not parties to the proceeding in question, (ii) in writing by independent legal counsel selected by a consent in writing signed by a majority of those directors who were not parties to the proceeding, or (iii) by the shareholders of the corporation at a special or annual meeting by an affirmative vote of at least a majority of the voting power of shares not owned by parties to the proceeding. A director or officer also may apply to a court of competent jurisdiction for indemnification even though he previously applied to the board, independent legal counsel or the shareholders and his application for indemnification was rejected.

     For purposes of C.G.S. Section 33-320a, the termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not create, of itself, a presumption that the director or officer did not act in good faith or in a manner which that director or officer did not believe reasonably to be in the best interests of the corporation or of the participants and beneficiaries of an employee benefit plan or trust and consistent with the provisions of such plan or trust. Likewise, the termination of a criminal act or proceeding shall not create, of itself, a presumption that the director or officer had reasonable cause to believe that his conduct was unlawful.

     In non-derivative proceedings based on the purchase or sale of securities of the corporation or of another enterprise, which the director or officer serves or served at the request of the corporation, C.G.S. Section 33-320a provides that the corporation shall indemnify the director or officer only after a court shall have determined upon application that, in view of all the circumstances, the director or officer is fairly and reasonably entitled to be indemnified. Furthermore, the expenditures for which the director or officer shall be indemnified shall be only such amount as the court determines to appropriate.

     Pursuant to C.G.S. Section 33-320a, where a director or officer was or is a party or was threatened to be made a party to a derivative proceeding, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the proceeding or any appeal therein, in relation to matters as to which he is finally adjudged not to have breached his duty to the corporation. The corporation also shall indemnify a director or officer where the court determines that, in view of all the circumstances, such person is fairly and reasonably entitled to be indemnified; however, in such a situation, the individual shall be indemnified only for such amount as the court determines to be appropriate. Furthermore, the statute provides that the corporation shall not indemnify a director or officer for amounts paid to the corporation, to a plaintiff or to counsel for a plaintiff in settling or otherwise disposing of a threatened or pending action, with or without court approval, or for expenses incurred in defending a threatened action or a pending action which is settled or otherwise disposed of without court approval. Section 33-320a also provides that expenses incurred in defending a proceeding may be paid by the corporation in advance of the final disposition of such proceeding upon authorization of the board of directors, provided said expenses are indemnifiable under the statute and the director or officer agrees to repay such amount if he is later found not entitled to indemnification by the corporation.

     Lastly, C.G.S. Section 33-320a is intended to be an exclusive statute. A corporation established under Connecticut statute cannot indemnify a director or officer (other than a director or officer who is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another enterprise), to an extent either greater or less than that authorized by the statute, and any provision in the certificate of incorporation, the by-laws, a shareholder or director resolution, or agreement or otherwise that is inconsistent with the statute is invalid. C.M. Life Insurance Company was not established under Connecticut statute but was instead created by special act of the Connecticut General Assembly.
Currently, its charter does not have provisions dealing with indemnificaiton of its directors or officers, therefore the provisions of C.G.S. Section 33-320a currently apply to such indemnification. However, in the event C.M. Life Insurance Company's charter is amended by the Connecticut General Assembly in such a manner which is inconsistent with the statute, the charter would take precedence over C.G.S. Section 33-320a. Notwithstanding the above, C.G.S. Section 33-320a specifically authorizes a corporation to procure insurance providing greater indemnification rights than those set out in the statute the premium cost of which may be shared with the director or officer on such basis as may be agreed upon. The directors and officers may be covered by an errors and omissions insurance policy or other insurance policy.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.     Principal Underwriters
             ______________________

             (a)  Not Applicable.

             (b) Connecticut Mutual Financial Services, LLC is the distributor of the Contracts. The following are the officers and directors of the distributor.


Name and Principal            Positions and Offices
Business Address                 with Underwriter
----------------------  ----------------------------------
John D. Loewenberg      Member Representative on behalf of
                        Connecticut Mutual Life Insurance
                        Company and Chairman

Frank Dranginis         Member Representative on behalf of
                        Connecticut Mutual Stategic
                        Ventures, Inc.

Emelia Bruno            Financial and Operations Principal

Theresa M. Squillacote  Compliance Officer

Ann F. Lomeli           Secretary

Ann Iseley              Vice President

* The Principal Business Address for all personnel is 140 Garden Street, Hartford, Connecticut, 06154

         (c)  Not Applicable.

Item 30. Location of Accounts and Records
         ________________________________


C.M. Life Insurance Company at 140 Garden Street, Hartford, Connecticut 06154 has possession of the accounts, books or documents of the Separate Account required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder.

Item 31.  Management Services
          ___________________


          Not Applicable.

Item 32.  Undertakings
          ____________



a.  Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

b.  Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the contract offered by the Prospectus, a space that an applicant can check to request a Statement of
    Information, (2) a postcard or similar written communication affixed to or included in the
    Prospectus that the applicant can remove to send for a Statement of Additional Information.

c.  Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.


                                  SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Hartford and State of Connecticut on this 27th day of December, 1995.


     C.M. MULTI-ACCOUNT A
           Registrant

By:  C.M. LIFE INSURANCE COMPANY


By:  /S/ DAVID E. SAMS, JR.
     ---------------------------
     David E, Sams, Jr.

By:  C.M. LIFE INSURANCE COMPANY
           Depositor

By:  /S/ DAVID E. SAMS, JR.
     ---------------------------
     David E. Sams, Jr.

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



Signatures              Title                           Date
----------------------  ------------------------------  ---------------

DAVID E. SAMS, JR.*     Director and Chairman           December 27, 1995
David E. Sams, Jr.

JOHN D. LOEWENBERG*     Director and Executive          December 27, 1995
John D. Loewenberg      Vice President

J. BRINKE MARCUCCILLI*  Director and Chief              December 27, 1995
J. Brinke Marcuccilli   Financial Officer

EMELIA M. BRUNO*        Controller                      December 27, 1995
Emelia M. Bruno         (Principal Accounting Officer)


*By:/S/ MICHAEL CHONG
    ____________________
        Michael Chong
        Attorney-in-fact